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Filed Pursuant to Rule 424(b)(3)
Registration No. 333-107063

Prospectus

THE MACERICH COMPANY

1,961,345 Shares of Series D Cumulative Convertible Preferred Stock
1,961,345 Shares of Common Stock

        We may issue up to 1,961,345 shares of our series D cumulative convertible preferred stock, par value $.01 per share, to holders of up to 1,961,345 series D preferred units of limited partnership interest in The Macerich Partnership, L.P., upon tender of those units for redemption. The Macerich Partnership, L.P., or the "operating partnership," is the entity through which we own our assets and operate our business. We will refer to our series D cumulative convertible preferred stock as our "Series D Preferred Stock," and we will refer to the series D preferred units of limited partnership interest in the operating partnership as the "Series D Preferred Units."

        In addition, we may issue up to an aggregate of 1,961,345 shares of our common stock, par value $.01 per share, to:

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  holders of up to 1,961,345 shares of our Series D Preferred Stock, upon tender of those shares for conversion; and

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  holders of up to 1,961,345 shares of common units of limited partnership interest in the operating partnership issued upon conversion of up to 1,961,345 Series D Preferred Units, upon tender of those common units for redemption.

        The Series D Preferred Units were issued to partners of Westcor Realty Limited Partnership in connection with our acquisition on July 26, 2002 of Westcor Realty Limited Partnership and its affiliate companies. We are required to register our common stock and Series D Preferred Stock pursuant to a registration rights agreement with the holders of the Series D Preferred Units. We will acquire common units and Series D Preferred Units from redeeming unit holders in exchange for any common stock or Series D Preferred Stock that we issue upon redemption. We have registered the issuance of the common stock and Series D Preferred Stock to permit their holders to sell them in the open market or otherwise, but the registration of these shares does not necessarily mean that any holders will elect to redeem their units or convert their Series D Preferred Stock. Also, upon any redemption, we may elect to pay cash for the units tendered rather than issue shares. Although we will incur expenses in connection with the registration of the common stock and Series D Preferred Stock, we will not receive any cash proceeds upon their issuance.

        Our principal executive offices are located at 401 Wilshire Boulevard, No. 700, Santa Monica, California 90401, and our telephone number is (310) 394-6000. Our common stock is listed on the New York Stock Exchange under the symbol "MAC."

INVESTING IN OUR SECURITIES INVOLVES RISKS.
SEE "RISK FACTORS" ON PAGE 1 OF THIS PROSPECTUS.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 15, 2003.

TABLE OF CONTENTS

RISK FACTORS	1
FORWARD-LOOKING STATEMENTS	11
ABOUT THIS PROSPECTUS	11
OUR COMPANY	12
USE OF PROCEEDS	12
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS	12
DESCRIPTION OF OUR CAPITAL STOCK	13
DESCRIPTION OF OUR COMMON STOCK	20
DESCRIPTION OF OUR SERIES D PREFERRED STOCK	21
REDEMPTION OF SERIES D PREFERRED UNITS AND COMMON UNITS; CONVERSION OF SERIES D PREFERRED STOCK	24
DESCRIPTION OF OP UNITS	29
COMPARISON OF OWNERSHIP OF OP UNITS AND OUR SHARES	33
FEDERAL INCOME TAX CONSIDERATIONS	41
PLAN OF DISTRIBUTION	52
EXPERTS	52
LEGAL MATTERS	53
WHERE YOU CAN FIND MORE INFORMATION	54

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR TO WHICH THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT REFERS YOU. NO ONE IS AUTHORIZED TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NEITHER MAKING AN OFFER TO SELL THESE SECURITIES TO YOU NOR SOLICITING AN OFFER FROM YOU TO BUY THESE SECURITIES IN ANY PLACE WHERE THE OFFER OR SALE TO YOU IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT IS CORRECT ON ANY DATE AFTER THE DATE OF THIS PROSPECTUS OR THE PROSPECTUS SUPPLEMENT. THIS IS TRUE EVEN IF THIS PROSPECTUS OR A PROSPECTUS SUPPLEMENT IS GIVEN TO YOU OR THESE SECURITIES ARE OFFERED OR SOLD TO YOU ON A LATER DATE.

RISK FACTORS

        You should carefully consider, among other factors, the matters described below before you exercise your right to require the conversion or redemption of your Series D Preferred Units, the redemption of any common units you may receive upon conversion of your Series D Preferred Units, or the conversion of any Series D Preferred Stock you may receive upon redemption of your Series D Preferred Units.

Risks Related to this Offering

You should carefully consider the tax consequences of redeeming units.

        The exercise of your right to require the redemption of your Series D Preferred Units or common units may be treated for tax purposes as a sale of those units. If treated as a sale, this sale will be fully taxable to you, and you will be treated as realizing for tax purposes an amount equal to the sum of (i) the cash or the value of our Series D Preferred Stock or common stock received in the redemption plus (ii) the amount of the operating partnership liabilities considered allocable to the redeemed units at the time of the redemption, including the operating partnership's share of the liabilities of certain entities in which the operating partnership owns an interest. Depending upon your particular circumstances, gain may be recognized, and the amount of gain recognized, or even the tax liability resulting from that gain, could exceed the amount of cash and the value of other property, e.g., the Series D Preferred Stock or common stock, received upon the redemption. See "Redemption of Series D Preferred Units and Common Units; Conversion of Series D Preferred Stock—Tax Consequences of Redemption of OP Units" for more information on these tax consequences.

Risks Related to the Series D Preferred Stock

Holders of the Series D Preferred Stock could be unable to resell their shares without converting those shares into our common stock.

        We do not believe any trading market or liquidity will develop for the Series D Preferred Stock, although holders may convert their shares of Series D Preferred Stock into shares of our common stock at any time, subject to various limitations. We have not applied and do not intend to apply to list the Series D Preferred Stock on any securities exchange or to include the Series D Preferred Stock in any automated quotation system.

The Series D Preferred Stock ranks junior to all of our liabilities.

        While the Series D Preferred Stock ranks pari passu with our other outstanding series of preferred stock, in the event of our bankruptcy, liquidation or winding-up, our assets will be available to pay obligations on the Series D Preferred Stock only after all of our indebtedness and other liabilities have been paid. In addition, the Series D Preferred Stock will effectively rank junior to all existing and future indebtedness and other liabilities of our subsidiaries and any equity interests in our subsidiaries that rank senior to the equity interests held by us. The rights of holders of the Series D Preferred Stock to participate in the assets of our subsidiaries upon any liquidation or reorganization of any subsidiary will rank junior to the prior claims of that subsidiary's creditors and the holders of any equity interests in our subsidiaries that rank senior to the equity interests held by us.

Because the Series D Preferred Stock has limited voting rights, holders generally will not have the ability to control our operations.

        Holders of the Series D Preferred Stock will have very few voting rights. The only class of our stock carrying full voting rights is our common stock. Therefore, in most cases, holders of the Series D Preferred Stock will not have the ability to exercise voting control over our operations.

We may not be able to pay cash dividends on the Series D Preferred Stock.

        We are required to pay all authorized dividends on the Series D Preferred Stock in cash. Our existing financing agreements limit, and any other financing agreements that we enter into in the future will likely limit, our ability to pay cash dividends on our capital stock. Specifically, we may pay cash dividends and make other distributions on our capital stock, including the Series D Preferred Stock, based on a formula derived from funds from operations and only if no event of default under the financing agreements has occurred, unless, under certain circumstances, payment of the distribution is necessary to enable us to qualify as a real estate investment trust (a "REIT") under the Internal Revenue Code. In the event that any of our financing agreements in the future restrict our ability to pay cash dividends on the Series D Preferred Stock, we will be unable to pay cash dividends unless we can refinance amounts outstanding under those agreements.

Risks Related to Real Estate Investments

We invest primarily in shopping centers, which are subject to a number of significant risks which are beyond our control.

        Real property investments are subject to varying degrees of risk that may affect the ability of our regional and community shopping centers to generate sufficient revenues to meet operating and other expenses, including debt service, lease payments, capital expenditures and tenant improvements, and to make distributions to us and our stockholders. In this prospectus, we will refer to shopping centers that are owned wholly by us as "Wholly-Owned Centers" and to shopping centers that are partly but not wholly-owned by us as "Joint Venture Centers." We will refer to each of the Wholly-Owned Centers and Joint Venture Centers as a "Center." A number of factors may decrease the income generated by the Centers, including:

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  the national economic climate;

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  the regional and local economy (which may be negatively impacted by plant closings, industry slowdowns, union activity, adverse weather conditions, natural disasters, terrorist activities and other factors);

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  local real estate conditions (such as an oversupply of, or a reduction in demand for, retail space or retail goods, and the availability and creditworthiness of current and prospective tenants);

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  perceptions by retailers or shoppers of the safety, convenience and attractiveness of a Center; and

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  increased costs of maintenance, insurance and operations (including real estate taxes).

        Income from shopping center properties and shopping center values are also affected by applicable laws and regulations, including tax and zoning laws, and by interest rate levels and the availability and cost of financing. In addition, the number of prospective buyers interested in purchasing shopping centers is limited. Therefore, if we sell the Centers, we may receive less money than we have invested in the Centers.

Some of our centers are geographically concentrated and, as a result, are sensitive to local economic and real estate conditions.

        A significant percentage of our Centers are located in California and Arizona. To the extent that weak economic conditions or other factors affect California or Arizona (or their respective regions) more severely than other areas of the country, our financial performance could be negatively impacted.

Our centers must compete with other retail centers and retail formats for tenants and customers.

        There are numerous shopping facilities that compete with the Centers in attracting tenants to lease space, and an increasing number of new retail formats and technologies other than retail shopping centers compete with the Centers for retail sales. Competing retail formats include factory outlet centers, power centers, discount shopping clubs, mail-order services, internet shopping and home shopping networks. Our revenues may be reduced as a result of increased competition.

Our centers depend on tenants to generate rental revenues.

        Our revenues and funds available for distribution will be reduced if:

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  a significant number of our tenants are unable (due to poor operating results, bankruptcy or other reasons) to meet their obligations;

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  we are unable to lease a significant amount of space in the Centers on economically favorable terms; or

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  for any other reason, we are unable to collect a significant amount of rental payments.

        A decision by a department store or other large retail store tenant (an "anchor"), or other significant tenant, to cease operations at a Center could also have an adverse effect on our financial condition. The closing of an anchor may allow other anchors or other tenants to terminate their leases or cease operating their stores at the Center or otherwise adversely affect occupancy at the Center. In addition, tenants at one or more Centers might terminate their leases as a result of mergers, acquisitions, consolidations, dispositions or bankruptcies in the retail industry. The bankruptcy and/or closure of retail stores, or sale of a store or stores to a less desirable retailer, may reduce occupancy levels and rental income, or otherwise adversely affect our financial performance. Furthermore, if the store sales of retailers operating in the Centers decline sufficiently, tenants might be unable to pay their minimum rents or expense recovery charges. In the event of a default by a lessee, the affected Center may experience delays and costs in enforcing its rights as lessor.

Macerich Management Company is subject to the risks associated with the third party property management and leasing business.

        One of our management companies, Macerich Management Company, is subject to the risks associated with providing third-party property management and leasing services. These risks include the risks that:

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  management and leasing contracts with third-party owners will be lost to competitors;

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  contracts will not be renewed on terms consistent with current terms; and

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  leasing activity generally may decline.

Third parties can terminate most of our third-party management contracts on 30 to 60 days notice. In addition, if revenues fall, Macerich Management Company will receive reduced compensation under virtually all of our third-party property management agreements.

Our acquisition and real estate development strategies may not be successful.

        Our historical growth in revenues, net income and funds from operations has been closely tied to the acquisition and redevelopment of shopping centers. Many factors, including the availability and cost of capital, our total amount of debt outstanding, interest rates and the availability of attractive acquisition targets, among others, will affect our ability to acquire and redevelop additional properties in the future. We may not be successful in pursuing acquisition opportunities, and newly acquired properties may not perform as well as expected. Expenses arising from our efforts to complete acquisitions, redevelop properties or increase our market penetration may have a material adverse effect on our business, financial condition and results of operations. We face competition for acquisitions primarily from other REITs, as well as from private real estate companies and financial buyers. Some of our competitors have greater financial and other resources than we do. Increased competition for shopping center acquisitions may impact adversely our ability to acquire additional properties on favorable terms. We cannot guarantee that we will be able to implement our growth strategy successfully or manage our expanded operations effectively and profitably. Acquiring a portfolio of properties increases the risks associated with new acquisitions.

        We may not be able to achieve the anticipated financial and operating results from newly acquired assets. Some of the factors that could affect anticipated results are:

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  our ability to integrate and manage new properties, including increasing occupancy rates and rents at such properties;

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  the disposal of non-core assets within an expected time frame; and

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  our ability to raise long-term financing to implement a capital structure at a cost of capital consistent with our business strategy.

        Our business strategy also includes the selective development and construction of retail properties. Any development, redevelopment and construction activities that we undertake will be subject to the risks of real estate development, including lack of financing, construction delays, environmental requirements, budget overruns, sunk costs and lease-up. Furthermore, occupancy rates and rents at a newly completed property may not be sufficient to make the property profitable. Real estate development activities are also subject to risks relating to the inability to obtain, or delays in obtaining, all necessary zoning, land-use, building, occupancy and other required governmental permits and authorizations. If any of the above events occur, the ability to pay distributions to our stockholders and service our indebtedness could be adversely affected.

Recent federal income tax developments could affect the desirability of investing in our Company for individual taxpayers.

        In May 2003, federal legislation was enacted that reduces the maximum tax rate for dividends payable to individual taxpayers generally from 38.6% to 15% (from January 1, 2003 through 2008). However, dividends payable by REITs are not eligible for such treatment, except in limited circumstances which we do not expect to occur. Although this legislation does not have a directly adverse effect on the taxation of REITs or dividends paid by REITs, the more favorable treatment for non-REIT dividends could cause individual investors to consider investments in non-REIT corporations as more attractive relative to an investment in a REIT such as our Company. We cannot predict what impact this may have on the value of any investment in our Company.

Risks Related to Conflicts of Interest

The structure of Macerich Management Company and its management agreements may create conflicts of interest.

        Macerich Management Company provides property management services to certain of the Joint Venture Centers and properties owned by third parties. Mace Siegel, Arthur M. Coppola, Dana K. Anderson and Edward C. Coppola (the "Principals") own 100% of the outstanding shares of voting common stock of Macerich Management Company. The operating partnership owns 100% of the outstanding shares of non-voting preferred stock of Macerich Management Company. We have a majority interest in the operating partnership and are its sole general partner. As the holder of 100% of the preferred stock, the operating partnership has the right to receive 95% of Macerich Management Company's net cash flow. However, since it is an operating company and not a passive entity, our investment in the non-voting preferred stock is subject to the risk that the Principals might have interests that are inconsistent with our interests.

        Macerich Management Company also provides management, leasing, construction and redevelopment services for shopping centers owned by third parties that are unaffiliated with us. Macerich Management Company may agree to manage additional shopping centers that might compete with the Centers. These types of arrangements could also create conflicts of interest for the Principals.

The Principals have substantial influence over the management of both our Company and the operating partnership, which may create conflicts of interest.

        Under the partnership agreement of the operating partnership (the "Partnership Agreement"), we, as the sole general partner, are responsible for the management of the operating partnership's business and affairs. Each of the Principals serves as one of our executive officers and as a member of our Board of Directors. Accordingly, the Principals have substantial influence over our management and the management of the operating partnership.

The tax consequences of the sale of some of the Centers may create conflicts of interest.

        The Principals will experience negative tax consequences if some of the Centers are sold. As a result, the Principals may not favor a sale of these Centers even though such a sale may benefit our other stockholders. See "Federal Income Tax Considerations."

The required consent of third party limited partners of the operating partnership for some transactions may create conflicts of interest.

        The Partnership Agreement provides that a decision to merge the operating partnership, sell all or substantially all of its assets or liquidate must be approved by the holders of 75% of the outstanding common and preferred limited partnership interests in the operating partnership ("OP units"). Depending on the percentage of the outstanding OP units owned by us at the time, the concurrence of at least some of the other holders of OP units may be required to approve any merger, sale of all or substantially all of the assets, or liquidation of the operating partnership. As of the date of this prospectus, we own 82% of the outstanding common and preferred OP units.

The guarantees of indebtedness by the Principals may create conflicts of interest.

        The Principals have guaranteed mortgage loans encumbering some of the Centers. As of the date of this prospectus, the Principals have guaranteed an aggregate principal amount of approximately $23.75 million. The existence of guarantees of these loans by the Principals could result in the Principals having interests that are inconsistent with our interests.

Other Risks Affecting our Business and Operations

If our indebtedness increases, our financial condition and results of operations could be adversely affected.

        Our organizational documents do not limit the amount or percentage of indebtedness that we may incur. Accordingly, our Board of Directors could increase our leverage in the future. If it did, there would be an increase in our debt service requirements and an increased risk of default on our obligations, either of which may adversely affect our financial condition and results of operations.

We may change our policies in ways that adversely affect our financial condition or results of operations.

        Our investment and financing policies and our policies with respect to other activities, including our growth, debt capitalization, distributions, REIT status and operating policies are determined by our Board of Directors. Our Board of Directors may change these policies at any time without a vote of our stockholders. A change in these policies might adversely affect our financial condition or results of operations.

If we fail to qualify as a REIT, we will have reduced funds available for distribution to our stockholders.

        No assurance can be given that we have qualified or will remain qualified as a REIT. Qualification as a REIT involves the application of highly technical and complex Internal Revenue Code provisions for which there are only limited judicial or administrative interpretations. The complexity of these provisions and of the applicable income tax regulations is greater in the case of a REIT such as ours that holds its assets in partnership form. The determination of various factual matters and circumstances not entirely within our control, including determinations by our partners in the Joint Venture Centers, may affect our ability to qualify as a REIT. In addition, legislation, new regulations, administrative interpretations or court decisions could significantly change the tax laws with respect to our qualification as a REIT or the federal income tax consequences of that qualification.

        If in any taxable year we fail to qualify as a REIT, we will suffer the following negative results:

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  we will not be allowed a deduction for distributions to stockholders in computing our taxable income; and

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  we will be subject to federal income tax on our taxable income at regular corporate rates.

In addition, we will be disqualified from treatment as a REIT for the four taxable years following the year during which the qualification was lost, unless we were entitled to relief under statutory provisions. As a result, net income and the funds available for distribution to our stockholders will be reduced for five years. It is possible that future economic, market, legal, tax or other considerations might cause the Board of Directors to revoke our REIT election. See "Federal Income Tax Considerations."

Our debt financing may adversely impact our stockholders.

        We are subject to the risks associated with debt financing, including the risk that our cash flow will be insufficient to meet required payments of principal and interest. Our outstanding indebtedness represents obligations of the operating partnership and the entities that own the Centers (collectively, the "Property Partnerships"). Most of this outstanding indebtedness is nonrecourse to the obligor, and we have mortgaged a majority of the Centers to secure payment of this indebtedness. If mortgage payments cannot be made, a mortgagee could foreclose, resulting in a loss to us. Outstanding indebtedness under our revolving credit and term credit facilities is the obligation of the operating partnership and some of the Property Partnerships.

        Our current indebtedness bears interest at both fixed and floating interest rates. For future financings, we intend to seek the most attractive financing arrangements available at the time, which may involve either fixed or floating interest rates. With respect to floating rate indebtedness, increases in interest rates may adversely affect our funds from operations, funds available for distribution and ability to meet our debt service obligations.

        We are obligated to make balloon payments of principal under mortgages on some of the Centers. Although we anticipate that we will be able to refinance those mortgages by the time the balloon payments become due, or otherwise obtain funds by raising equity, incurring debt or selling assets, there can be no assurance that we will be able to do so. In addition, interest rates and other terms of any debt issued to refinance this mortgage debt may be less favorable than the terms of the current mortgage debt.

        To qualify as a REIT under the Internal Revenue Code, we generally are required each year to distribute to our stockholders at least 90% of our net taxable income determined without regard to net capital gains and the dividends paid deduction. We may be required to borrow funds on a short-term basis or liquidate investments to meet the distribution requirements that are necessary to qualify as a REIT, even if management believes that it is otherwise not in our best interests to do so.

Outside partners in Joint Venture Centers result in additional risks to our stockholders.

        We own partial interests in Property Partnerships that own 38 Joint Venture Centers as well as fee title to a site that is ground leased to a Property Partnership that owns a Joint Venture Center and several development sites. We own a 50% interest in Property Partnerships that own 24 of the Joint Venture Centers with shared management control (Eastland Mall, Empire Mall, Granite Run Mall, Lake Square Mall, Lindale Mall, Mesa Mall, NorthPark Mall, Rushmore Mall, SouthPark Mall, Southern Hills Mall, Southridge Mall, Valley Mall, Chandler Gateway, Chandler Festival, Chandler Boulevard Shops, Desert Sky Mall, Hilton Village, The Promenade, Scottsdale Fashion Square, and the five Joint Venture Centers owned by Paradise Village Investment Company), a 50% managing general partnership interest in the Property Partnership that owns one of the Joint Venture Centers (Broadway Plaza), a 51% interest in the Property Partnerships that own seven of the Joint Venture Centers with shared management control (Lakewood Mall, Cascade Mall, Kitsap Mall, Los Cerritos Center, Redmond Town Center, Stonewood Mall and Washington Square), a 50.1% interest (with shared management control) in the Property Partnership that owns one of the Joint Venture Centers (Village at Corte Madera), a 50% interest (with shared management control) in the Property Partnership that owns fee title to the site ground leased to the Property Partnership that owns Superstition Springs Center, a 33.33% interest in Property Partnerships that own two of the Joint Venture Centers with shared management control (Arrowhead Towne Center and Superstition Springs Center), a 73% interest (with shared management control) in the Property Partnership that owns one of the Joint Venture Centers (Camelback Colonnade), a 46% interest in a Property Partnership that owns one of the Joint Venture Centers with shared management control (Scottsdale 101), and a 19% non-managing general partnership interest in the Property Partnership that holds one of the Joint Venture Centers (West Acres Center). We may acquire partial interests in additional properties through joint venture arrangements. Investments in Centers that are not Wholly-Owned Centers involve risks different from those of investments in Wholly-Owned Centers.

        We may have fiduciary responsibilities to our partners that could affect decisions concerning the Joint Venture Centers. Third parties may share control of major decisions relating to the Joint Venture Centers with us, including decisions with respect to sales, refinancings and the timing and amount of additional capital contributions, as well as decisions that could have an adverse impact on our REIT status. For example, we may lose our management rights relating to the Joint Venture Centers if:

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  the operating partnership fails to contribute its share of additional capital needed by the Property Partnerships;

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  the operating partnership defaults under a partnership agreement for a Property Partnership or other agreements relating to the Property Partnerships or the Joint Venture Centers; or

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  with respect to certain of the Joint Venture Centers, if certain designated key employees no longer are employed in the designated positions.

In addition, some of our outside partners control the day-to-day operations of seven Joint Venture Centers (West Acres Center, Eastland Mall, Granite Run Mall, Lake Square Mall, North Park Mall,

South Park Mall and Valley Mall). We therefore do not control cash distributions from these Centers, and the lack of cash distributions from these Centers could jeopardize our ability to maintain our qualification as a REIT.

Our holding company structure makes us dependent on operating partnership distributions.

        Because we conduct our operations through the operating partnership, our ability to service our debt obligations and our ability to pay dividends on our common stock are strictly dependent upon the earnings and cash flows of the operating partnership and the ability of the operating partnership to make intercompany distributions to us. Under the Delaware Revised Uniform Limited Partnership Act, the operating partnership is prohibited from making any distribution to us to the extent that at the time of the distribution, after giving effect to the distribution, all liabilities of the operating partnership (other than some nonrecourse liabilities and some liabilities to the partners) exceed the fair value of the assets of the operating partnership.

Bankruptcy and/or closure of retail stores may adversely affect the Centers.

        The bankruptcy and/or closure of an anchor, or its sale to a less desirable retailer, could reduce customer traffic in a Center and the income generated by that Center. Furthermore, the closing of an anchor may allow other anchors or other tenants to terminate their leases or cease operating their stores at the Center or otherwise lower the occupancy rate at the Center.

        Retail stores at the Centers other than anchors may also seek the protection of the bankruptcy laws and/or close stores, which may result in the termination of their leases and reduce the cash flow generated by an affected Center, as well as the occupancy levels and rental incomes at the Center.

Possible environmental liabilities could adversely affect us.

        Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in that real property. These laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of hazardous or toxic substances. The costs of investigation, removal or remediation of hazardous or toxic substances may be substantial. In addition, the presence of hazardous or toxic substances, or the failure to remedy environmental hazards properly, may adversely affect the owner's or operator's ability to sell or rent affected real property or to borrow money using affected real property as collateral.

        Persons or entities that arrange for the disposal or treatment of hazardous or toxic substances may also be liable for the costs of removal or remediation of hazardous or toxic substances at the disposal or treatment facility, whether or not that facility is owned or operated by the person or entity arranging for the disposal or treatment of hazardous or toxic substances. Laws exist that impose liability for release of asbestos-containing materials into the air, and third parties may seek recovery from owners or operators of real property for personal injury associated with exposure to asbestos-containing materials. In connection with our ownership, operation, management, development and redevelopment of the Centers, or any other Centers or properties we acquire in the future, we may be potentially liable under these laws and may incur costs in responding to these liabilities. For a description of known environmental liabilities, see our most recent Annual Report on Form 10-K and our most recent Quarterly Report on Form 10-Q.

An ownership limit and certain anti-takeover defenses could inhibit a change of control of our Company or reduce the value of our stock.

        The Ownership Limit.    In order for us to maintain our qualification as a REIT, not more than 50% in value of our outstanding stock (after taking into account options to acquire stock) may be owned, directly or indirectly, by five or fewer individuals (as defined in the Internal Revenue Code to include some entities that would not ordinarily be considered "individuals") during the last half of a taxable year. Our charter restricts ownership of more than 5% (the "Ownership Limit") of the lesser of the number or value of our outstanding shares of stock by any single stockholder (with limited exceptions for some holders of the OP units, and their respective families and affiliated entities, including all four Principals). In addition to enhancing preservation of our status as a REIT, the Ownership Limit may:

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  have the effect of delaying, deferring or preventing a change in control of our Company or other transaction without the approval of our Board of Directors, even if the change in control or other transaction is in the best interest of our stockholders; and

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  limit the opportunity for our stockholders to receive a premium for their common stock that they might otherwise receive if an investor were attempting to acquire a block of common stock in excess of the Ownership Limit or otherwise effect a change in control of our Company.

Our Board of Directors, in its sole discretion, may waive or modify (subject to limitations) the Ownership Limit with respect to one or more stockholders, if it is satisfied that ownership in excess of this limit will not jeopardize our status as a REIT.

        Stockholder Rights Plan and Selected Provisions of our Charter and Bylaws.    Agreements to which we are a party, as well as some of the provisions of our charter and bylaws, may have the effect of delaying, deferring or preventing a third party from making an acquisition proposal for our Company and may inhibit a change in control that some, or a majority, of our stockholders might believe to be in their best interest or that could give our stockholders the opportunity to realize a premium over the then-prevailing market prices. These agreements and provisions include the following:

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  a stockholder rights plan (which is generally triggered when an entity, group or person acquires 15% or more of our common stock), which, in the event of a takeover attempt not approved by our Board of Directors, allows our stockholders to purchase our common stock, or the common stock of the acquiring entity, at a 50% discount;

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  a staggered board of directors and limitations on the removal of directors, which may make the replacement of incumbent directors more time-consuming and difficult;

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  advance notice requirements for stockholder nominations of directors and stockholder proposals to be considered at stockholder meetings;

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  the obligation of the directors to consider a variety of factors (in addition to maximizing stockholder value) with respect to a proposed business combination or other change of control transaction;

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  the authority of the directors to classify or reclassify unissued shares and issue one or more series of common stock or preferred stock;

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  the authority to create and issue rights entitling the holders thereof to purchase from us shares of stock or other securities or property; and

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  limitations on the amendment of our charter and bylaws, the dissolution or change in control of our Company, and the liability of our directors and officers.

        Selected Provisions of Maryland Law.    The Maryland General Corporation Law prohibits business combinations between a Maryland corporation and an interested stockholder (which includes any person who beneficially holds ten percent or more of the voting power of the corporation's shares) or its affiliates for five years after becoming an interested stockholder and, after the five-year period, requires the recommendation of the board of directors and two super-majority stockholder votes to approve a business combination unless the stockholders receive a minimum price determined by the statute. As permitted by Maryland law, our charter exempts from these provisions any business combination between us and the Principals and their respective affiliates and related persons. Maryland law also allows our Board of Directors to exempt particular business combinations before the interested stockholder becomes an interested stockholder. Furthermore, a person is not an interested stockholder if the transaction by which he or she would otherwise have become an interested stockholder is approved in advance by the board of directors.

        The Maryland General Corporation Law also provides that the acquirer of certain levels of voting power in electing directors of a Maryland corporation, commencing at one-tenth or more, is not entitled to vote the shares in excess of the applicable threshold, unless voting rights for the shares are approved by holders of two-thirds of the disinterested shares or unless the acquisition of the shares has been specifically or generally approved or exempted from the statute by a provision in our charter or bylaws adopted before the acquisition of the shares. Our charter exempts from these provisions voting rights of shares owned by the Principals and their respective affiliates and related persons. Our bylaws also contain a provision exempting from this statute any acquisition by any person of shares of our stock. There can be no assurance that this bylaw will not be amended or eliminated in the future. The Maryland General Corporation Law also limits our ability to amend our charter, dissolve, merge, or sell all of our assets.

        See also "Description of Our Capital Stock—Stockholder Rights Plan, Selected Provisions of Maryland Law and of our Charter and Bylaws," which provides a more detailed summary of these and other provisions. For a complete description, we refer you to our charter, bylaws and stockholders rights agreement (all of which are incorporated by reference into the registration statement of which this prospectus is a part) and to the Maryland General Corporation Law.

Uninsured losses could adversely affect our financial condition.

        Each of our Centers has comprehensive liability, fire, extended coverage and rental loss insurance with insured limits customarily carried for similar properties. We do not insure certain types of losses (such as losses from wars), because they are either uninsurable or not economically insurable. In addition, while we or the relevant joint venture, as applicable, carry earthquake insurance on the Centers located in California, the policies are subject to a deductible equal to 5% of the total insured value of each Center, a $100,000 per occurrence minimum and a combined annual aggregate loss limit of $200 million on these Centers. While we or the relevant joint venture also carries terrorism insurance on the Centers, the policies are subject to a $10,000 deductible and a combined annual aggregate loss limit of $300 million for certified acts of terrorism and a $10 million deductible and a combined annual aggregate loss limit of $200 million for non-certified acts of terrorism. Furthermore, we carry title insurance on many of the Centers for less than their full value. If an uninsured loss or a loss in excess of insured limits occurs, the operating partnership or the Property Partnership, as the case may be, that owns the affected Center could lose its capital invested in the Center, as well as the anticipated future revenue from the Center, while remaining obligated for any mortgage indebtedness or other financial obligations related to the Center. An uninsured loss or loss in excess of insured limits may negatively impact our financial condition.

        As the general partner of the operating partnership and certain of the Property Partnerships, we are generally liable for any of their unsatisfied obligations other than non-recourse obligations.

FORWARD-LOOKING STATEMENTS

        This prospectus and any prospectus supplement may contain or incorporate statements that constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and, as such, involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, are generally identifiable by our use of the words "may," "will," "should," "expect," "anticipate," "estimate," "believe," "intend," "project," "predict," "plan," "seek" or the negative of these words, or other similar words or terms. You should be aware of important factors that may have a material impact on our future results. These factors include the matters described under the heading "Risk Factors" beginning on page 1 of this prospectus and the following, among other things:

  •
  general industry, economic and business conditions (which will, among other things, affect demand for retail space or retail goods, availability and creditworthiness of current and prospective tenants, tenant bankruptcies, lease rates and terms, availability and cost of financing, interest rate fluctuations and operating expenses);

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  adverse changes in the real estate markets, including, among other things, competition with other companies, retail formats and technologies and risks of real estate development, redevelopment, acquisitions and dispositions;

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  governmental actions and initiatives (including legislative and regulatory changes);

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  environmental and safety requirements; and

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  terrorist activities that could adversely affect all of the above factors.

        We undertake no obligation to publicly update or revise any forward-looking statements included or incorporated by reference in this prospectus or any prospectus supplement, whether as a result of new information, future events or otherwise. In light of the factors referred to above, the forward-looking events discussed in or incorporated by reference in this prospectus or any prospectus supplement may not occur, and actual results, performance or achievement may differ materially from that anticipated or implied in the forward-looking statements.

        You should specifically consider the various factors identified in this prospectus, any prospectus supplement and the incorporated documents, which could cause actual results to differ, including particularly those discussed in the section entitled "Risk Factors" in this prospectus and in our other SEC filings. For information on how to obtain copies of our SEC filings, please refer to the section of this prospectus entitled "Where You Can Find More Information."

ABOUT THIS PROSPECTUS

        This prospectus is part of a registration statement we filed with the SEC using a "shelf" registration process. The aggregate amount of common stock that we may sell under this prospectus may not exceed 1,961,345 shares, and the aggregate amount of Series D Preferred Stock that we may sell under this prospectus may not exceed 1,961,345 shares, in each case as adjusted for stock splits, stock dividends or similar transactions. We may sell any number of these securities from time to time up to those respective amounts.

        You should read this prospectus and any prospectus supplement together with the additional information described under the heading "Where You Can Find More Information." Unless the context otherwise requires, all references to the "Company," "us," "we" or "our" in this prospectus include The Macerich Company, those entities owned or controlled by The Macerich Company and predecessors of The Macerich Company.

OUR COMPANY

        We are a real estate investment trust that primarily acquires, leases, manages, redevelops and develops regional malls located throughout the United States. We are the sole general partner of, and own a 82% interest in, The Macerich Partnership, L.P., which we refer to as the operating partnership. We conduct all of our operations through the operating partnership and our management companies. Together with our predecessors, we have been engaged in the shopping center business since 1965.

        We are one of the largest mall operators in the United States, as measured by gross leaseable area. We own directly or through joint ventures 56 regional malls, 18 community shopping centers and two development properties, aggregating approximately 57 million square feet of gross leaseable area. As of June 30, 2003, our mall and freestanding gross leaseable area occupancy rate was 92.4%, excluding major development and redevelopment properties.

        We were organized as a Maryland corporation in September 1993. Our principal executive offices are located at 401 Wilshire Boulevard, No. 700, Santa Monica, California 90401, and our telephone number is (310) 394-6000.

USE OF PROCEEDS

        We will not receive any cash proceeds from the issuance of the shares offered by this prospectus, but we or the operating partnership will acquire common units or Series D Preferred Units in the operating partnership from holders of those units who elect to redeem them for such shares. We intend to hold any common units or Series D Preferred Units which we or the operating partnership acquire upon redemption.

RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERENCE DIVIDENDS

        The following sets forth our consolidated ratios of earnings to combined fixed charges and preference dividends for our Company for each of the periods indicated:

	Year Ended December 31,
Three months ended March 31, 2003
	2002	2001	2000	1999	1998
1.53	1.50	1.52	1.34	2.03	1.54

        We computed these ratios by dividing earnings by combined fixed charges and dividends paid on our Series A Preferred Stock and Series B Preferred Stock, the terms of which are described below. See "Description of our Capital Stock." For this purpose, earnings consist of income from continuing operations before minority interest, unconsolidated entities and cumulative effect of change in accounting principle, less the early extinguishment of debt plus gain (loss) on sale or writedown of assets. We further adjusted earnings by adding cash distributions from unconsolidated joint ventures and the management companies instead of the equity in their income and adding fixed charges net of capitalized interest. Fixed charges consist of interest expense, whether capitalized or expensed, and amortization of debt issuance costs.

DESCRIPTION OF OUR CAPITAL STOCK

        The following description of the terms of our capital stock is only a summary. Our charter and bylaws may affect some of the terms of our capital stock. For a complete description of the terms of all of our capital stock, including our common stock, we refer you to the Maryland General Corporation Law, our charter and our bylaws. Our charter and bylaws are incorporated by reference as exhibits to the registration statement of which this prospectus is a part.

Capitalization

        Our charter authorizes us to issue up to 220,000,000 shares of capital stock, consisting of 145,000,000 shares of common stock, $.01 par value per share, 15,000,000 shares of preferred stock, $.01 par value per share, and 60,000,000 shares of excess stock, $.01 par value per share (the "Excess Shares"). We had 52,591,056 shares of common stock (including shares of unvested restricted common stock) outstanding as of July 10, 2003. In addition, as of July 10, 2003, 11,075,947 shares of our common stock were reserved for issuance upon conversion of our outstanding Series A, Series B and Series D Preferred Stock, 1,373,960 shares upon exercise of employee stock options and 13,672,693 shares upon conversion of OP units.

        Our charter provides that our Board of Directors (as used in this prospectus, the term "Board of Directors" may include any of its duly authorized committees) may classify and reclassify any unissued shares of capital stock by setting or changing in any one or more respects the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications or terms or conditions of redemption of the classified or reclassified shares of stock. The terms of any stock classified or reclassified by our Board of Directors in accordance with our charter will be set forth in Articles Supplementary filed with the State Department of Assessments and Taxation of Maryland prior to the issuance of any classified or reclassified stock.

        We have authorized and issued 3,627,131 shares of Series A Cumulative Convertible Redeemable Preferred Stock, par value $.01 per share (the "Series A Preferred Stock"), and 5,487,471 shares of Series B Cumulative Convertible Redeemable Preferred Stock, par value $.01 per share (the "Series B Preferred Stock"). We also have authorized 1,961,345 shares of Series D Preferred Stock, par value $.01 per share, none of which are outstanding. The Series A Preferred Stock, the Series B Preferred Stock and the Series D Preferred Stock are all on a parity with each other and can each be converted into shares of our common stock based on a formula set forth in the applicable Articles Supplementary. As of the date of this prospectus, the conversion ratio is one-for-one for all three of these series of preferred stock. Rights of holders of these three series of preferred stock include dividend and liquidation preferences over the holders of our common stock and voting rights in some circumstances. The terms of the Series A Preferred Stock, Series B Preferred Stock, and Series D Preferred Stock, including the liquidation preference, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications, or terms or conditions of redemption are set forth in the applicable Articles Supplementary incorporated by reference as exhibits to our Annual Report on Form 10-K. See "Where You Can Find More Information."

        In connection with our stockholder rights plan, we designated 1,500,000 shares of preferred stock as shares of Series C Junior Participating Preferred Stock, par value $0.01 per share (the "Series C Preferred Stock"), which may be issued to holders of rights if the rights become exercisable. Rights of holders of the Series C Preferred Stock include voting, dividend and liquidation preferences over the holders of our common stock. The Series C Preferred Stock is junior to the Series A Preferred Stock, Series B Preferred Stock and Series D Preferred Stock with respect to both dividend and liquidation preferences. The terms of the Series C Preferred Stock, including the liquidation preference, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications or terms or conditions of redemption are set forth in the Articles Supplementary incorporated by reference as an exhibit to our Annual Report on Form 10-K. See "Where You Can Find More Information." As of the date of this prospectus, no Series C Preferred Stock is outstanding. See "—Stockholder Rights Plan, Selected Provisions of Maryland Law and of our Charter and Bylaws."

Issuance of Excess Shares

        Our charter provides that in the event of a purported transfer of stock or other event that will, if effective, result in any of the following:

  •
  a person owning stock in excess of the Ownership Limit or owning (directly or indirectly) more than a specified percentage of our common stock as determined in accordance with our charter (that person's "Percentage Limitation");

  •
  our common stock and preferred stock being owned by fewer than 100 persons (determined without reference to any rules of attribution);

  •
  our becoming "closely held" under Section 856(h) of the Internal Revenue Code (determined without regard to Internal Revenue Code Section 856(h)(2) and by deleting the words "the last half of" in the first sentence of Internal Revenue Code Section 542(a)(2) in applying Internal Revenue Code Section 856(h)); or

  •
  our disqualification as a REIT (each a "Prohibited Event"),

the relevant stock will automatically be exchanged for Excess Shares, to the extent necessary to ensure that the purported transfer or other event does not result in a Prohibited Event. Outstanding Excess Shares will be held in trust. The trustee of the trust will be appointed by us and will be independent of us, any purported record or beneficial transferee and any beneficiary of such trust (the "Beneficiary"). The Beneficiary will be one or more charitable organizations selected by the trustee.

        Our charter further provides that Excess Shares are entitled to the same dividends as the shares of stock exchanged for Excess Shares (the "Original Shares"). The trustee, as record holder of the Excess Shares, is entitled to receive all dividends and distributions in respect of the Excess Shares as may be authorized and declared by the Board of Directors and will hold the dividends or distributions in trust for the benefit of the Beneficiary. The trustee is also entitled to cast all votes that holders of the Excess Shares are entitled to cast. Excess Shares in the hands of the trustee will have the same voting rights as Original Shares. Upon our liquidation, dissolution or winding up, each Excess Share will be entitled to receive ratably with each other share of stock of the same class or series as the Original Shares, the assets distributed to the holders of the class or series of stock. The trustee will distribute to the purported transferee the amounts received upon our liquidation, dissolution or winding up, but only up to the amount paid by the purported transferee, or the market price for the Original Shares on the date of the purported transfer, if no consideration was paid by the transferee, and subject to additional limitations and offsets set forth in our charter.

        If, after the purported transfer or other event resulting in an exchange of stock for Excess Shares, dividends or distributions are paid with respect to the Original Shares, then the dividends or distributions will be paid to the trustee for the benefit of the Beneficiary. While Excess Shares are held in trust, Excess Shares may be transferred by the trustee only to a person whose ownership of the Original Shares will not result in a Prohibited Event. At the time of any permitted transfer, the Excess Shares will be automatically exchanged for the same number of shares of the same type and class as the Original Shares. Our charter contains provisions that prohibit the purported transferee of the Excess Shares from receiving in return for the transfer an amount that reflects any appreciation in the Original Shares during the period that the Excess Shares were outstanding. Our charter requires any amount received by a purported transferee, in excess of the amount permitted to be received, to be paid to the Beneficiary.

        Our charter further provides that we may purchase, for a period of 90 days during the time the Excess Shares are held in trust, all or any portion of the Excess Shares at the lesser of the price paid for the stock by the purported transferee (or if no consideration was paid, the market price at the time of such transaction) or the market price of the relevant shares as determined in accordance with our charter. The 90-day period begins on the date of the prohibited transfer if the purported transferee gives notice to the Board of Directors of the transfer or, if no notice is given, the date the Board of Directors determines in good faith that a prohibited transfer has been made.

        These provisions of our charter will not be automatically removed even if the REIT provisions of the Internal Revenue Code are changed so as to no longer contain any ownership concentration limitation or if the ownership concentration limitation is increased. Amendments to our charter require the affirmative vote of at least two-thirds of the shares entitled to vote. In addition to preserving our status as a REIT, the Ownership Limit may have the effect of precluding an acquisition of control of our Company without the approval of the Board of Directors.

        All certificates representing shares of our common stock and our preferred stock bear a legend referring to the restrictions described above.

        All persons who own, directly or by virtue of the attribution provisions of the Internal Revenue Code, more than 5% of our outstanding stock must file an affidavit with us containing the information specified in our charter within 30 days after January 1 of each year. In addition, these and other significant stockholders are required, upon demand, to disclose to us in writing the information with respect to their direct, indirect and constructive ownership of shares that our Board of Directors deems necessary to comply with the provisions of the Internal Revenue Code applicable to a REIT.

Restrictions on Transfer and Ownership

        For us to qualify as a REIT under the Internal Revenue Code, all of the following conditions must be satisfied:

  •
  not more than 50% in value of our outstanding stock (after taking into account options to acquire stock) may be owned, directly or indirectly, by five or fewer "individuals" (as defined under the Internal Revenue Code to include some entities that would not ordinarily be considered "individuals") during the last half of a taxable year;

  •
  our stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year; and

  •
  specific percentages of our gross income must be from particular sources.

See "Federal Income Tax Considerations—Taxation of the Company" and "—Requirements for Qualification." Our charter restricts the ownership and transfer of shares of our stock.

        Subject to exceptions specified in our charter, no stockholder may own, or be deemed to own by virtue of the attribution provisions of the Internal Revenue Code, more than the Ownership Limit. The attribution provisions are complex and may cause stock owned directly or indirectly by a group of related individuals or entities to be deemed to be owned by one individual or entity. As a result, the acquisition of less than 5% in value or in number of shares of stock (or the acquisition of an interest in an entity which owns stock) by an individual or entity could cause that individual or entity (or another individual or entity) to be deemed to own in excess of 5% in value or in number of shares of our outstanding capital stock, and thus subject that stock to the Ownership Limit. The Board of Directors, in its sole discretion, may waive the Ownership Limit with respect to stockholders, but is under no obligation to do so. As a condition of a waiver of the Ownership Limit, the Board of Directors may require opinions of counsel satisfactory to it or an agreement from the applicant that the applicant will not act to threaten our REIT status. Our charter excludes from the Ownership Limit some persons and their respective families and affiliates, but provides that no excluded participant may own (directly or indirectly) more than the excluded participant's Percentage Limitation, as described under "—Issuance of Excess Shares."

        Our charter provides that any purported transfer or issuance of shares, or other event, will be null and void if it results in a Prohibited Event. The intended transferee or purported owner in a transaction that results in a Prohibited Event will not acquire, and will retain no rights to, or economic interest in, those shares of stock. See "—Issuance of Excess Shares."

Stockholder Rights Plan, Selected Provisions of Maryland Law and of our Charter and Bylaws

        In addition to the Ownership Limit, certain provisions of our charter and bylaws, as well as our stockholder rights plan, may delay, defer or prevent a change of control or other transaction in which holders of some, or a majority, of our common stock might receive a premium for their common stock over the then prevailing market price or which such holders might believe to be otherwise in their best interests. The following paragraphs summarize a number of these provisions, as well as selected provisions of the Maryland General Corporation Law. This summary is not complete. For a complete description, we refer you to our charter, bylaws and stockholders rights agreement (all of which are incorporated by reference into the registration statement of which this prospectus is a part) and to the Maryland General Corporation Law.

  Stockholder Rights Plan

        On November 10, 1998, we adopted a preferred share purchase rights plan (the "Rights Plan") and authorized a dividend distribution of one preferred share purchase right on each outstanding share of our common stock.

        The Rights Plan is designed to give the Board of Directors the time and opportunity to protect stockholder interests and encourage equal treatment of all stockholders in a takeover situation. The Rights Plan provides for a trigger percentage of 15% (with certain exceptions). In the event of a takeover attempt not approved by our Board of Directors, the holders of the rights may exercise them to purchase our common stock at a 50% discount or, in the event of a "squeeze out" transaction where we would not be the surviving entity, acquire stock of the acquiror at a 50% discount.

  Staggered Board of Directors

        Under our charter, the number of our directors—currently eight—may be established in accordance with our bylaws. The charter also provides that the directors are divided into three classes. Directors hold office for a term of three years and until their successors are duly elected and qualify. The classification of our Board of Directors may make the replacement of incumbent directors more time-consuming and difficult.

  Advance Notice of Director Nominations and New Business; Procedures for Special Meetings Requested by Stockholders

        Our charter and bylaws provide that for any stockholder proposal to be presented in connection with an annual meeting or special meeting of our stockholders, including a proposal to nominate a director, the stockholder must have given timely written notice of the proposal to the Secretary. The bylaws provide that nominations to the Board of Directors and the proposal of business to be considered by stockholders at the annual meeting of stockholders may be made only:

  •
  pursuant to our notice of the meeting;

  •
  by or at the direction of the Board of Directors; or

  •
  by a stockholder who is entitled to vote at the meeting and has complied with the advance notice procedures, including minimum and maximum time periods, set forth in our charter and bylaws.

        Our bylaws also provide that only the business specified in our notice of meeting may be brought before a special meeting of stockholders. Nominations of persons for election to the Board of Directors at a special meeting of stockholders may be made only:

  •
  pursuant to our notice of the meeting;

  •
  by or at the direction of the Board of Directors; or

  •
  if the Board of Directors has determined that directors shall be elected at such meeting, by a stockholder who is entitled to vote at the meeting and has complied with the advance notice provisions, including minimum and maximum time periods, set forth in our charter or bylaws.

        Our bylaws also contain special procedures applicable to a special meeting of stockholders that is called at the request of stockholders entitled to cast not less than a majority of all the votes entitled to be cast at the meeting.

  Exemptions for the Principals from the Maryland Business Combination Law

        Under Maryland law, "business combinations" between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange, or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested stockholder is defined as:

  •
  any person who beneficially owns ten percent or more of the voting power of the corporation's shares; or

  •
  an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of ten percent or more of the voting power of the then outstanding voting stock of the corporation.

        After the five-year prohibition, any business combination between the Maryland corporation and an interested stockholder generally must be recommended by the board of directors of the corporation and approved by two super-majority stockholder votes, unless, among other conditions, the holders of the corporation's common stock receive a minimum price, as defined by Maryland law, for their shares and the consideration is received in cash or in the same form as previously paid by the interested stockholder for its common stock. None of these provisions of Maryland law will apply, however, to business combinations that are approved or exempted by the board of directors of the corporation before the time that the interested stockholder becomes an interested stockholder. Furthermore, a person is not an interested stockholder if the transaction by which he or she would otherwise have become an interested stockholder is approved in advance by the board of directors.

        As permitted by Maryland law, our charter exempts from these provisions any business combination between us and the Principals and their respective affiliates or related persons. As a result, these persons may be able to enter into business combinations with us that may not be in the best interest of our stockholders without compliance with the super-majority vote requirements and the other provisions of the statute.

  Non-Stockholder Constituencies

        Under our charter, for the purpose of determining our Company's and our stockholders' best interests with respect to a proposed business combination or other transaction involving a change of control of our Company, our Board of Directors must give due consideration to all relevant factors, including, without limitation, the interests of our employees, the economy, community and societal interests and our Company's and our stockholders' long-term as well as short-term interests, including the possibility that these interests may be best served by our continued independence.

  Other Provisions of our Charter

        Our charter authorizes our Board of Directors to classify and reclassify unissued shares and issue one or more series of common stock or preferred stock and authorizes the creation and issuance of rights entitling holders thereof to purchase from us shares of stock or other securities or property.

  Control Share Acquisitions

        Maryland law provides that the acquirer of certain levels of voting power in electing directors of a Maryland corporation, commencing at one-tenth or more, is not entitled to vote the shares in excess of the applicable threshold unless voting rights for the shares are approved by holders of two-thirds of the disinterested shares or unless the acquisition of the shares has been specifically or generally approved or exempted from the statute by a provision in the corporation's charter or bylaws adopted before the acquisition of the shares. Our charter exempts from these provisions voting rights of shares owned by the Principals and their respective affiliates and related persons. Our bylaws also contain a provision exempting from this statute any acquisition by any person of shares of our stock. There can be no assurance that this bylaw will not be amended or eliminated in the future.

  Amendment to our Charter and Bylaws

        Amendments to our charter require the affirmative vote of holders of not less than two-thirds of all the votes entitled to be cast on the matter. Our Board of Directors has the exclusive power to adopt, alter or repeal any provision of our bylaws and to make new bylaws.

  Director Removal

        Subject to the rights of holders of any series of preferred stock, our charter provides that a director may be removed only for cause and only by the affirmative vote of the holders of shares entitled to cast at least two-thirds of the votes entitled to be cast generally in the election of directors.

  Dissolution of our Company

        Dissolution of our Company must be approved by the affirmative vote of not less than a majority of all of the votes entitled to be cast on the matter.

  Supermajority Vote for Extraordinary Corporate Actions

        Under Maryland law, a Maryland corporation generally cannot dissolve, amend its charter, merge, sell all or substantially all of its assets, or engage in a share exchange or in similar transactions outside the ordinary course of business unless approved by the corporation's board of directors and the affirmative vote of holders of at least two-thirds of the votes entitled to be cast on the matter, unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is set forth in the corporation's charter. Except for Article Ninth of our charter, which provides that our Company is subject to dissolution at any time by the vote of holders of a majority of our outstanding common stock entitled to vote on the matter, our charter does not provide for a lesser percentage in these situations.

  Limitation of Liability of Directors

        Our charter includes provisions that limit the liability of our directors and officers to us and to our stockholders for money damages to the fullest extent permitted under Maryland law. Our charter also requires us to indemnify our present and former directors and officers to the maximum extent permitted under Maryland law. In addition, we have entered into indemnification agreements with some of our officers and directors.

DESCRIPTION OF OUR COMMON STOCK

        Subject to the provisions of our charter regarding Excess Shares (as described above), the holders of our common stock have full voting rights, one vote for each share held of record. Subject to the provisions of our charter regarding Excess Shares and the rights of holders of preferred stock, holders of our common stock are entitled to receive the dividends authorized by our Board of Directors out of funds legally available for this purpose. Upon our liquidation, dissolution or winding up (but subject to the provisions of our charter and the rights of holders of preferred stock), the assets legally available for distribution to holders of our common stock will be distributed ratably among the holders of our common stock. Except as set forth in our stockholder rights plan, holders of our common stock have no preemptive or other subscription or conversion rights and no liability for further calls upon shares. See "Description of our Capital Stock—Stockholder Rights Plan, Selected Provisions of Maryland Law and of our Charter and Bylaws." Our common stock is not subject to assessment.

        The transfer agent and registrar for our common stock is Equiserve Trust Company, N.A.

        Under Maryland law and our bylaws, stockholders are entitled to receive prior notice of our annual and special meetings of stockholders. Notice is given to a stockholder when it is personally delivered to him or her, left at his or her residence or usual place of business, mailed to him or her at his or her address as it appears on our records or transmitted to him or her by electronic mail or other electronic means.

        Under Maryland law, a Maryland corporation generally cannot dissolve, amend its charter, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business unless approved by the corporation's board of directors and by the affirmative vote of holders of at least two-thirds of the votes entitled to be cast on the matter, unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is set forth in the corporation's charter. Except for Article Ninth of our charter, which provides that our Company is subject to termination at any time by the holders of a majority of the outstanding common stock entitled to vote on the matter, our charter does not provide for a lesser percentage in these situations.

DESCRIPTION OF OUR SERIES D PREFERRED STOCK

        THIS SECTION DESCRIBES THE MATERIAL TERMS AND PROVISIONS OF THE SERIES D PREFERRED STOCK. THIS DESCRIPTION IS NOT COMPLETE, AND YOU SHOULD REFER TO THE MARYLAND GENERAL CORPORATION LAW, OUR CHARTER AND OUR BYLAWS FOR MORE INFORMATION. OUR CHARTER AND BYLAWS ARE INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT OF WHICH THIS PROSPECTUS IS A PART.

Rank

        The Series D Preferred Stock ranks, with respect to payment of dividends and amounts upon voluntary or involuntary liquidation, dissolution or winding-up of our Company, as follows:

  •
  senior to all classes or series of common stock and to all capital stock of our Company the terms of which provide that such capital stock shall rank junior to the Series D Preferred Stock;

  •
  on a parity with the Series A Preferred Stock, the Series B Preferred Stock and each other series of our preferred stock that does not provide by its express terms that it ranks senior or junior in right of payment to the Series D Preferred Stock with respect to payment of dividends or amounts upon liquidation, dissolution or winding-up; and

  •
  junior to any class or series of capital stock issued by us that ranks senior to the Series D Preferred Stock.

Voting

        Holders of shares of the Series D Preferred Stock will have the limited voting rights described below. We will not, without the affirmative vote or consent of the holders of at least a majority of the shares of Series D Preferred Stock outstanding at the time (such series voting separately as a class or voting as a single class with any other series of preferred stock which has the right to vote with the Series D Preferred Stock on such matter):

  •
  authorize, create or issue, or increase the authorized or issued amount of, any class or series of shares of capital stock ranking senior to the Series D Preferred Stock with respect to the payment of dividends or the distribution of assets upon voluntary or involuntary liquidation, dissolution or winding-up of our Company, or reclassify any authorized shares of capital stock into such capital stock, or create, authorize or issue any obligation or security convertible or exchangeable into or evidencing the right to purchase any such capital stock; or

  •
  amend, alter or repeal the provisions of our charter or the Articles Supplementary with respect to the Series D Preferred Stock, whether by merger or consolidation or otherwise, so as to materially and adversely affect any right, preference, privilege or voting power of the Series D Preferred Stock or the holders thereof.

        Certain events are described in the Articles Supplementary that are deemed not to materially and adversely affect any such right, preference, privilege or voting power or otherwise require the vote or consent of the holders of the Series D Preferred Stock. Each share of Series D Preferred Stock has one vote per share, except that when any other series of preferred stock has the right to vote with the Series D Preferred Stock as a single class on any matter, then the Series D Preferred Stock and such other series has with respect to such matters one vote per $36.55 of stated liquidation preference, subject to certain adjustments.

Dividends

        With respect to each dividend period and subject to the rights of the holders of shares of preferred stock ranking senior to or on parity with the Series D Preferred Stock, the holders of shares of Series D Preferred Stock are entitled to receive, when, as and if authorized by the Board of Directors, quarterly cumulative cash dividends in an amount per share of Series D Preferred Stock equal to the greater of:

  •
  $0.6725; and

  •
  the amount of the regular quarterly cash dividends for such dividend period upon the number of shares of common stock (or portion thereof) into which such Series D Preferred Stock is then convertible.

        No dividends on the Series D Preferred Stock will be authorized by the Board of Directors or set apart for payment at such time as the terms of any agreement of our Company, including any debt instrument, prohibits such authorization, payment or setting apart for payment or would constitute a breach or a default, or if such authorization or payment is restricted or prohibited by law. However, dividends on the Series D Preferred Stock will accumulate whether or not any of these restrictions exist.

        So long as any Series D Preferred Stock is outstanding, (i) no dividends (other than in common stock or other capital stock ranking junior to the Series D Preferred Stock) will be declared or paid upon the common stock or any other capital stock ranking junior to or on a parity with the Series D Preferred Stock, and (ii) no common stock or other capital stock ranking junior to or on a parity with the Series D Preferred Stock will be redeemed, purchased or otherwise acquired for any consideration by us (except as expressly permitted in our charter or the Articles Supplementary with respect to the Series D Preferred Stock), unless, in the case of either clause (i) or (ii), full cumulative dividends have been or contemporaneously are authorized and paid or authorized and set apart for such payment on the Series D Preferred Stock for all dividend periods ending on or prior to the applicable dividend, redemption, purchase or acquisition date.

        When dividends are not paid in full (or a sum sufficient for such full payment is not set apart for such payment) upon the Series D Preferred Stock and any other capital stock ranking on a parity as to payment of dividends with the Series D Preferred Stock, all dividends declared upon the Series D Preferred Stock and any other capital stock ranking on a parity as to payment of dividends with the Series D Preferred Stock will be declared pro rata so that the amount of dividends declared per share of Series D Preferred Stock and such other capital stock will in all cases bear to each other the same ratio that accrued dividends per share on the Series D Preferred Stock and such other capital stock bear to each other (not including any accumulation in respect of unpaid dividends for prior dividend periods if such capital stock does not have a cumulative dividend).

Liquidation Preference

        In the event of any voluntary or involuntary liquidation, dissolution or winding-up of our Company, before any payment or distribution of our assets is made to or set apart for the holders of common stock or any other capital stock ranking junior to the Series D Preferred Stock, the holders of shares of the Series D Preferred Stock are entitled to receive, out of our assets available for distribution to stockholders after payment or provision for payment of all debts and subject to the prior preferences or the rights of any series of stock ranking senior to the Series D Preferred Stock, an amount equal to $36.55, plus an amount equal to all dividends (whether or not earned or authorized) accrued and unpaid thereon to the date of final distribution. If our assets, or the proceeds thereof, are insufficient to pay in full the preferential amount on the Series D Preferred Stock and any other capital stock ranking on a parity with the Series D Preferred Stock with respect to payments on liquidation, dissolution or winding-up of our Company, then such assets, or the proceeds thereof, will be distributed among the holders of Series D Preferred Stock and any such other parity stock ratably in accordance with their respective amounts.

Conversion

        Subject to the limitations set forth in the applicable Articles Supplementary, holders of shares of Series D Preferred Stock have the right to convert any whole number of such shares into shares of our common stock in accordance with certain procedures. Each share of Series D Preferred Stock will be convertible into the number of shares of our common stock determined by dividing:

  •
  $36.55 plus an amount equal to all dividends (whether or not earned or declared) accrued and unpaid thereon to the end of the last dividend period ending prior to the conversion by

  •
  $36.55, subject to adjustment in the event of certain dilutive or other capital events described in the Articles Supplementary with respect to the Series D Preferred Stock.

This right exists whether or not all accrued dividends have been paid. Upon conversion of the Series D Preferred Stock, accrued but unpaid dividends will be included in calculations determining the number of securities that a holder of Series D Preferred Stock will receive.

        The Series D Preferred Stock and any shares of common stock we issue upon conversion of the Series D Preferred Stock will be subject to the ownership restrictions and limitations set forth in Article Eighth of our charter, which is incorporated by reference into the registration statement of which this prospectus is a part. See "Description of our Capital Stock."

REDEMPTION OF SERIES D PREFERRED UNITS AND COMMON UNITS;
CONVERSION OF SERIES D PREFERRED STOCK

Holders of Series D Preferred Units

        Subject to the limitations set forth in the Partnership Agreement, you have the right to redeem your Series D Preferred Units in whole or in part for an equal number of shares of our Series D Preferred Stock, subject to adjustment in the event of certain dilutive or other capital events. We have the right to pay you an amount of cash equal to $36.55 plus accrued and unpaid dividends with respect to each Series D Preferred Unit you tender for redemption instead of issuing Series D Preferred Stock to you. You must redeem at least 2,000 Series D Preferred Units at any given time, unless you own less than 2,000 Series D Preferred Units, in which case you must redeem all of your Series D Preferred Units.

Holders of Series D Preferred Stock

        Subject to the limitations set forth in the applicable Articles Supplementary, if you receive any Series D Preferred Stock, you will have the right to convert any whole number of those shares into shares of our common stock. For more information, see "Description of our Series D Preferred Stock—Conversion."

Holders of Common Units

        Subject to the limitations set forth in the Partnership Agreement, if you receive any common units, you will have the right to redeem those common units in whole or in part for an equal number of shares of our common stock, subject to adjustment in the event of certain dilutive or other capital events. We have the right to pay you an amount of cash equal to the value of the common stock otherwise issuable to you upon tender of your common units, as determined in accordance with the Partnership Agreement, instead of issuing our common stock to you. You must redeem at least 2,000 common units at any given time, unless you own less than 2,000 common units, in which case you must redeem all of your common units.

Redemption and Conversion Procedures

        You may exercise the right to redeem your OP units or convert your Series D Preferred Stock by providing to us an appropriate notice, as described in the Partnership Agreement or the Articles Supplementary classifying and designating the Series D Preferred Stock, respectively. You may also be required to furnish certain other certificates and forms. The Partnership Agreement and the Articles Supplementary establish some limitations on your right to redeem your OP units or convert your Series D Preferred Stock, respectively.

        Once we receive a notice of redemption with respect to your OP units, we will determine whether to redeem the tendered OP units for cash or for shares of Series D Preferred Stock or common stock, as applicable. Any shares of Series D Preferred Stock or common stock that we issue will be validly issued, fully paid and nonassessable.

        When you redeem your OP units or convert your Series D Preferred Stock, your right to receive distributions on the OP units or Series D Preferred Stock so redeemed or converted will cease, unless the record date for a distribution was a date before the redemption or conversion date. However, if you convert your Series D Preferred Stock between the close of business on the record date for a distribution and the opening of business on the corresponding distribution date, you must pay to us an amount equal to the distribution amount payable on the distribution date. No redemption or conversion can occur if such redemption or conversion, or delivery of OP units or Series D Preferred

Stock on the specified date to the holder seeking redemption or conversion, would be prohibited under our charter, the Partnership Agreement or applicable federal or state securities laws.

Registration Rights

        We have filed the registration statement of which this prospectus is a part pursuant to our obligations in conjunction with certain agreements entered into in connection with the acquisition of Westcor Realty Limited Partnership and its affiliated companies. Under these agreements, we are obligated to use our reasonable best efforts to keep the registration statement continuously effective until all holders have tendered for redemption their outstanding Series D Preferred Units and any common units issued upon conversion of Series D Preferred Units. We have no obligation under these agreements to retain any underwriter to effect the sale of the shares covered thereby, and the registration statement is not available for use for an underwritten public offering of such shares.

        We have the right under these agreements to suspend sales under the registration statement for a period of not more than 105 days during any one-year period ending on December 31, if we furnish to you a certificate signed by our executive officer or any director that, in our good faith judgment, it would be detrimental to us or our stockholders to amend the registration statement at that time (or to continue sales under the registration statement). We also have the right to require you not to make any public sale of our common stock or Series D Preferred Stock during the 15-day period prior to, and during the 90-day period beginning on, the date of pricing of any registered offering of our securities.

        Pursuant to these agreements, we agreed to pay all expenses of effecting the registration of securities covered by this prospectus (other than underwriting discounts, selling commissions and stock transfer taxes, if any).

Tax Consequences of Redemption of OP Units

        The following discussion summarizes the material federal income tax considerations that may be relevant to an OP unit holder who redeems his or her OP units. This discussion only applies to unit holders that provide an affidavit to the operating partnership at the time their OP units are redeemed, accurately stating, under penalties of perjury, the holder's taxpayer identification number and that the holder is not a foreign person.

        YOU SHOULD CONSULT YOUR OWN TAX ADVISORS REGARDING THE TAX CONSEQUENCES TO YOU OF REDEEMING YOUR OP UNITS, INCLUDING THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF REDEEMING OP UNITS IN YOUR PARTICULAR CIRCUMSTANCES AND POTENTIAL CHANGES IN APPLICABLE LAWS.

  Tax Treatment of Redemption of OP Units

        If we elect to assume the obligation to redeem your OP units, the partnership agreement for the operating partnership provides that we, the operating partnership, and you will treat the redemption as a sale of your OP units to us at the time the OP units are redeemed. This sale will be fully taxable to you. See "—Tax Treatment of Disposition of OP Units by Holders Generally" below.

        If we do not elect to assume the obligation to redeem your OP units, the operating partnership will redeem the OP units for cash. If the operating partnership redeems your OP units for cash that we contribute to the operating partnership for that purpose, the redemption likely would be treated for tax purposes as a fully-taxable sale of the OP units by you to us instead of to the operating partnership, although this is not certain. If the redemption is treated that way for tax purposes, you would be treated as described under "—Tax Treatment of Disposition of OP Units by Holders Generally" below.

        If such a redemption is not treated as a sale of the OP units to us, or the operating partnership chooses to redeem OP units for cash that is not contributed by us for that purpose, and the operating partnership redeems all of your OP units, the tax consequences would generally be as described under "—Tax Treatment of Disposition of OP Units by Holders Generally" below. If, however, the operating partnership redeems less than all of your OP units, you would recognize taxable gain only to the extent that the amount you would be treated as receiving, as described above, exceeded your adjusted basis in all of your OP units immediately before the redemption, and you would not be permitted to recognize any loss occurring on the transaction.

  Potential Application of Disguised Sale Regulations to a Redemption of OP Units

        If you originally transferred property (including for this purpose a partnership interest) to the operating partnership in exchange for your OP units, a redemption of OP units may result in a "disguised sale" of that transferred property. The Internal Revenue Code and the Treasury regulations under the Internal Revenue Code generally provide that your contribution of property to the operating partnership and a simultaneous or subsequent transfer of money or other consideration from the operating partnership to you, including the partnership's assumption of a liability or taking the property subject to a liability, may be treated as a sale, in whole or in part, of the property by you to the partnership. Further, the Treasury regulations provide generally that, in the absence of an applicable exception, if the operating partnership transfers money or other consideration to you within two years after you contributed property to the partnership, the transactions will be presumed to be a sale of the contributed property unless the facts and circumstances clearly establish that the transfers do not constitute a sale. The Treasury regulations also provide that if more than two years have passed between the time when you contributed property to the partnership and the time when the partnership transferred money or other consideration to you, the transactions will be presumed not to be a sale unless the facts and circumstances clearly establish that the transfers constitute a sale.

        Accordingly, if the operating partnership redeems one or more of your OP units, the Internal Revenue Service (the "IRS") could contend that the redemption should be treated as part of a disguised sale of property because you will receive cash, common stock or Series D Preferred Stock, as applicable, after having contributed property to the operating partnership. If the IRS took that position successfully, the issuance of the OP units in exchange for the contributed property could be taxable to you as a disguised sale.

  Tax Treatment of Disposition of OP Units by Holders Generally

        If you redeem OP units in a manner that is treated as a sale of the OP units, your gain or loss from the redemption will generally be equal to the difference between:

  •
  the amount considered realized for tax purposes; and

  •
  your tax basis in the OP units.

        The "amount realized" will generally be the sum of:

  •
  the cash and fair market value of other property received, including any Series D Preferred Stock or common stock issued; plus

  •
  the portion of the operating partnership's liabilities allocable to the OP units redeemed.

        The amount of operating partnership liabilities allocable to the OP units redeemed will include the operating partnership's share of the liabilities of certain entities in which it owns an interest.

        See "—Basis of OP Units" below for information about the tax basis of your OP units.

        You will generally recognize gain to the extent that the amount realized exceeds your basis in the redeemed OP units. The amount of gain recognized or the tax liability resulting from the gain could exceed the amount of cash and the value of any other property, including Series D Preferred Stock or common stock, received upon redemption of the OP units.

        Except as described below, any gain recognized upon a redemption of OP units will be treated as gain attributable to the sale or disposition of a capital asset. To the extent, however, that the amount realized upon the redemption of an OP unit attributable to your share of "unrealized receivables" of the operating partnership, as defined in Section 751 of the Internal Revenue Code, exceeds the basis attributable to those assets, this excess will be treated as ordinary income. Unrealized receivables include, to the extent not previously included in operating partnership income, any rights to payment for services rendered or to be rendered. Unrealized receivables also include amounts that would be subject to recapture as ordinary income if the operating partnership had sold its assets at their fair market value at the time of the redemption of an OP unit.

        For non-corporate holders, the maximum rate of tax on the net capital gain from the sale or exchange of a capital asset held for more than one year is 15%. The maximum rate for net capital gains attributable to the sale of depreciable real property held for more than one year is 25% to the extent of the prior deductions for depreciation that are not otherwise recaptured as ordinary income under the existing depreciation recapture rules.

  Basis of OP Units

        In general, if you received OP units in exchange for contributing an interest in a partnership, you have an initial tax basis in the OP units equal to your basis in the contributed partnership interest. Your basis in your OP units generally is increased by:

  •
  your share of operating partnership taxable and tax-exempt income;

  •
  increases in your share of the liabilities of the operating partnership, including the operating partnership's share of the liabilities of some entities in which it owns an interest; and

  •
  any gain recognized under Section 737 of the Internal Revenue Code due to the receipt of a distribution from the operating partnership within seven years after you contributed property to the operating partnership.

        Generally, your basis in your OP units is decreased by:

  •
  your share of operating partnership distributions;

  •
  decreases in your share of liabilities of the operating partnership, including the operating partnership's share of the liabilities of some entities in which it owns an interest;

  •
  your share of losses of the operating partnership; and

  •
  your share of nondeductible expenditures of the operating partnership that are not chargeable to capital.

        However, your basis will not decrease below zero.

Tax Consequences of Conversion of Series D Preferred Stock into Common Stock

        The following discussion summarizes the material federal income tax considerations that may be relevant to a holder of Series D Preferred Stock who converts his or her Series D Preferred Stock into common stock. This discussion only applies to holders of Series D Preferred Stock that provide an affidavit to the operating partnership at the time their Series D Preferred Stock is converted, accurately stating, under penalties of perjury, the holders' taxpayer identification number and that the holder is not a foreign person.

        YOU SHOULD CONSULT YOUR OWN TAX ADVISORS REGARDING THE TAX CONSEQUENCES TO YOU OF CONVERTING YOUR SERIES D PREFERRED STOCK INTO COMMON STOCK, INCLUDING THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF CONVERTING SERIES D PREFERRED STOCK INTO COMMON STOCK IN YOUR PARTICULAR CIRCUMSTANCES AND POTENTIAL CHANGES IN APPLICABLE LAWS.

        The conversion of Series D Preferred Stock into common stock should constitute a recapitalization for federal income tax purposes. Accordingly, income, gain or loss generally should not be recognized by you upon the conversion of Series D Preferred Stock into common stock (except with respect to common stock received in discharge of accrued dividends or with respect to cash received for a fractional share interest of Series D Preferred Stock). Your tax basis in common stock received pursuant to the conversion generally should equal your tax basis in the Series D Preferred Stock surrendered in exchange therefor. Similarly, the holding period for common stock received pursuant to the conversion generally should include the period for which the Series D Preferred Stock surrendered in exchange therefor was held.

        Common stock received by you pursuant to a conversion in discharge of accrued dividends on the Series D Preferred Stock should be treated as a distribution on the Series D Preferred Stock to the extent of such accrued dividends. Such a distribution would be taxed as a dividend to the extent of our current or accumulated earnings and profits. The basis of common stock received in discharge of accrued dividends on the Series D Preferred Stock will be its fair market value on the date received and the holding period of such common stock will commence on the day after its receipt.

        If you receive cash in lieu of a fractional share of Series D Preferred Stock upon conversion of your Series D Preferred Stock into common stock, you will be treated as having first received such fractional share and as having then exchanged such fractional share for cash in a taxable transaction. Gain or loss will be recognized, measured by the difference between the amount of cash received and the portion of the basis of the Series D Preferred Stock allocable to such fractional interest. In general, such gain or loss will constitute a capital gain or loss and will be a long term capital gain or loss if the Series D Preferred Stock has been held for more than one year as of the date of such conversion.

        Future adjustments, if any, of the conversion rates of Series D Preferred Stock may result in constructive distributions taxable as dividends to you (to the extent that we have current or accumulated earnings and profits).

DESCRIPTION OF OP UNITS

        The material terms of the Series D Preferred Units and common units, including a summary of certain provisions of the Partnership Agreement, as in effect as of the date of this prospectus, are set forth below. The following description does not purport to be complete and is subject to and qualified in its entirety by reference to applicable provisions of Delaware law and the Partnership Agreement, which is incorporated by reference into the registration statement of which this prospectus is a part. For a comparison of the voting and other rights of holders of OP units, whom we refer to as unit holders or limited partners, and our stockholders, see "Comparison of Ownership of OP Units and our Shares."

Series D Preferred Units

  Priority

        The Series D Preferred Units rank, with respect to the payment of distributions and the distribution of amounts upon voluntary or involuntary liquidation, dissolution or winding-up of the operating partnership, as follows:

  •
  senior to all classes or series of common units and to all OP units the terms of which provide that they will rank junior to the Series D Preferred Units;

  •
  on parity with the Series A Preferred Units and the Series B Preferred Units and each other series of preferred OP units issued by the operating partnership that does not expressly provide that it ranks junior or senior in right of payment to the Series D Preferred Units with respect to payment of distributions or amounts upon liquidation, dissolution or winding-up; and

  •
  junior to any class or series of OP units issued by the operating partnership that ranks senior to the Series D Preferred Units in accordance with the Partnership Agreement.

See the Partnership Agreement for a description of the rights and preferences of our Series A Preferred Units and Series B Preferred Units.

  Voting Rights

        The operating partnership may not, without the affirmative consent of the holders of at least a majority of the Series D Preferred Units outstanding at the time:

  •
  authorize, create, issue or increase the authorized or issued amount of, any class or series of partnership interests in the operating partnership ranking prior to the Series D Preferred Units with respect to the payment of distributions or the distribution of assets upon voluntary or involuntary liquidation, dissolution or winding-up of the operating partnership or reclassify any common units into such partnership interests, or create, authorize or issue any obligation or security convertible or exchangeable into or evidencing the right to purchase any such partnership interests; or

  •
  amend, alter or repeal the provisions of the Partnership Agreement, whether by merger or consolidation or otherwise, so as to materially and adversely affect any right, preference, privilege or voting power of the Series D Preferred Units or the holders thereof.

        Certain events are described in the Partnership Agreement that are deemed not to materially and adversely affect any such right, preference, privilege or voting power or otherwise require the vote or consent of the holders of the Series D Preferred Units. Each Series D Preferred Unit will have one vote for the foregoing purposes and except as otherwise required by applicable law or in the Partnership Agreement, the Series D Preferred Units will not have any voting rights or powers and the consent of the holders will not be required for the taking of any action.

  Distributions

        With respect to each distribution period and subject to the rights of the holders of preferred OP units ranking senior to or on parity with the Series D Preferred Units, the holders of Series D Preferred Units are entitled to receive, when, as and if declared, quarterly cumulative cash distributions in an amount per Series D Preferred Unit equal to the greater of:

  •
  $0.6725, and

  •
  the amount of the regular quarterly cash distribution for such distribution period upon the number of common units (or portion thereof) into which such Series D Preferred Unit is then convertible.

        No distribution on the Series D Preferred Units will be declared at any time that the terms of any agreement to which the operating partnership is party, including any debt instrument, prohibits such declaration, payment or setting apart for payment or if any of these actions would constitute a breach or a default, or are restricted or prohibited by law. However, distributions on the Series D Preferred Units will accumulate whether or not any of these restrictions exist.

        So long as any Series D Preferred Units are outstanding, (i) no distributions (other than in common units or other OP units ranking junior to the Series D Preferred Units) will be declared or paid upon the common units or any other OP units ranking junior to or on a parity with the Series D Preferred Units, and (ii) no common units or other OP units ranking junior to or on a parity with the Series D Preferred Units will be redeemed, purchased or otherwise acquired for any consideration by the operating partnership (except as expressly permitted in the Partnership Agreement), unless, in the case of either clause (i) or (ii), full cumulative distributions have been or contemporaneously are declared and paid or declared and set apart for such payment on the Series D Preferred Units for all distribution periods ending on or prior to the applicable distribution, redemption, purchase or acquisition date.

        When distributions are not paid in full (or a sum sufficient for such full payment is not set apart for such payment) upon the Series D Preferred Units and any other OP units ranking on a parity as to payment of distributions with the Series D Preferred Units, all distributions declared upon the Series D Preferred Units and any other OP units ranking on a parity as to payment of distributions with the Series D Preferred Units will be declared pro rata so that the amount of distributions declared per Series D Preferred Unit and such other OP units will in all cases bear to each other the same ratio that accrued distributions per Series D Preferred Unit and such other OP units bear to each other (not including any accumulation in respect of unpaid distributions for prior distribution periods if such OP units do not have cumulative distributions).

  Liquidation Preference

        In the event of any voluntary or involuntary liquidation, dissolution or winding-up of the operating partnership, before any payment or distribution of the assets of the operating partnership will be made to the holders of common units or any other OP units ranking junior to the Series D Preferred Units, the holders of the Series D Preferred Units will be entitled to receive, according to their positive capital account balances, out of the assets of the operating partnership available for distribution after payment of all debts and other liabilities of the operating partnership, an amount equal to $36.55, plus an amount equal to all distributions (whether or not earned or declared) accrued and unpaid thereon to the date of final distribution. If, upon any such voluntary or involuntary liquidation, dissolution or winding up of the operating partnership, the assets of the operating partnership are insufficient to pay in full the preferential amount on the Series D Preferred Units and liquidating payments on any other OP units ranking on parity, then such assets, or the proceeds thereof, will be distributed among the holders of Series D Preferred Units and any such other OP units ratably.

  Conversion

        Holders of Series D Preferred Units have the right to convert any whole number of their Series D Preferred Units into common units, on a one-to-one basis, subject to certain adjustments meant to address dilutive or other capital events of the operating partnership.

  Redemption

        Subject to the limitations set forth in the Partnership Agreement, holders of Series D Preferred Units have the right to redeem their Series D Preferred Units in whole or in part for an equal number of shares of our Series D Preferred Stock, subject to adjustment in the event of certain dilutive or other capital events. We have the right to pay $36.55 in cash plus accrued and unpaid dividends with respect to each Series D Preferred Unit tendered for redemption instead of issuing Series D Preferred Stock. Any shares of Series D Preferred Stock we issue will be subject to the ownership restrictions and limitations set forth in Article Eighth of our charter, which is incorporated by reference into the registration statement of which this prospectus is a part. See "Description of our Capital Stock."

  Transfer Restrictions

        The Partnership Agreement provides that, without the consent of our Company, as the general partner, limited partners may not transfer, assign, sell, encumber or otherwise dispose of their interest in the operating partnership, other than to affiliates who agree to assume the obligations of the transferor under the Partnership Agreement.

        Because the Series D Preferred Units were issued in a private placement, and have not been registered under the Securities Act of 1933, they may not be resold unless they are registered under the Securities Act and registered or qualified under any applicable state securities law, or unless an exemption from such registration or qualification is available.

Common Units

  Rank

        The common units rank junior to all classes of preferred OP units issued by the operating partnership. Our Company, as general partner, is authorized, in its sole discretion, to cause the operating partnership to issue additional common units or other limited partnership interests in the operating partnership for any partnership purpose at any time to the limited partners or to other persons on terms established by our Company within the boundaries set forth in the Partnership Agreement. The operating partnership may also issue preferred OP units, having such rights, preferences and other privileges, variations and designations as our Company may determine in its sole and absolute discretion, as provided in the Partnership Agreement. The Partnership Agreement requires our Company to invest, contribute or otherwise transfer the net proceeds of any sale of securities by our Company to the operating partnership in exchange for equivalent securities of the operating partnership.

  Voting

        As a limited partner of the operating partnership, our Company has been granted by the other limited partners the right to vote and give consents and approvals on behalf of an absolute majority of all outstanding OP units held by the limited partners as a class with respect to any matters that may require the vote, consent or approval of the limited partners under the Partnership Agreement, except (i) in the case of a merger or sale of all or substantially all of the operating partnership's assets, which would require the consent of 75% of the outstanding units, or (ii) as otherwise provided by the terms of any preferred OP units.

  Dividends

        The Partnership Agreement provides that all or a portion of the net distributable operating cash flow of the operating partnership, as well as all or a portion of net sales and financing proceeds, will be distributed from time to time (but at least quarterly) as determined by our Company pro rata in accordance with the partner's percentage interest. Distributions to the common units rank junior to all preferred OP units issued by the operating partnership.

  Liquidation Preference

        The common units rank, with respect to the payment of distributions and the distribution of amounts upon voluntary or involuntary liquidation, dissolution or winding-up of the operating partnership, junior to all classes of preferred OP units issued by the operating partnership.

  Redemption

        Subject to the limitations set forth in the Partnership Agreement, holders of the common units have the right to redeem those common units in whole or in part for an equal number of shares of our common stock, subject to adjustment in the event of certain dilutive or other capital events. We have the right to pay redeeming holders an amount of cash equal to the value of the common stock otherwise issuable to them upon tender of their common units, as determined in accordance with the Partnership Agreement, instead of issuing our common stock. Any shares of our common stock we issue will be subject to the ownership restrictions and limitations set forth in Article Eighth of our charter, which is incorporated by reference into the registration statement of which this prospectus is a part. See "Description of our Capital Stock."

  Transfer Restrictions

        The Partnership Agreement provides that, without the consent of our Company, as the general partner, limited partners may not transfer, assign, sell, encumber or otherwise dispose of their interest in the operating partnership, other than to affiliates who agree to assume the obligations of the transferor under the Partnership Agreement.

        Because the issuance of any common units to tendering holders of Series D Preferred Units will not be registered under the Securities Act of 1933, the common units may not be resold unless they are registered under the Securities Act and registered or qualified under any applicable state securities law, or unless an exemption from such registration or qualification is available.

COMPARISON OF OWNERSHIP OF OP UNITS AND OUR SHARES

        The information below highlights a number of the significant differences and similarities between the operating partnership and our Company relating to, among other things, form of organization, investment objectives, policies and restrictions, capitalization, management structure, duties, liability, exculpation and indemnification of the general partner and the directors and investor voting and other rights. These comparisons are intended to assist you in understanding how your investment will be changed if you redeem your OP units and receive stock in our Company. THE DISCUSSION BELOW IS ONLY A SUMMARY OF THESE MATTERS, AND YOU SHOULD CAREFULLY REVIEW THE BALANCE OF THIS PROSPECTUS AND ANY PROSPECTUS SUPPLEMENT FOR ADDITIONAL IMPORTANT INFORMATION.

Form of Organization and Purposes

  Operating Partnership

        The operating partnership is a limited partnership organized under the laws of the State of Delaware. The operating partnership primarily owns interests in regional malls and community shopping centers. The operating partnership may also invest in other types of assets and in any geographic areas that our Company deems appropriate. Our Company conducts the business of the operating partnership in a manner intended to permit our Company to be classified as a REIT under the Internal Revenue Code.

  Our Company

        Our Company is a Maryland corporation organized under the Maryland General Corporation law. We are a self-administering and self-managed REIT. Although our Company currently intends to continue to qualify as a REIT under the Internal Revenue Code and to operate as a self-administered REIT, our Company is not under any contractual obligation to continue to qualify as a REIT, and our Company may discontinue this qualification or mode of operation in the future. Although our Company has no intention of ceasing to qualify as a REIT, some other real estate companies that previously operated as REITs have chosen to cease to qualify as REITs. Except as otherwise permitted in the Partnership Agreement, our Company is obligated to conduct its activities through the operating partnership. Our Company is the sole general partner of the operating partnership.

Nature of Investment

  Operating Partnership

        The OP units constitute equity interests entitling each limited partner in the operating partnership to his or her proportionate share of cash distributions made to the limited partners in the operating partnership, consistent with the class preferences provided for in the Partnership Agreement. See "Description of OP Units" for further information about distributions to limited partners. The OP units entitle their holders to participate in the growth and income of the operating partnership. The Partnership Agreement grants our Company broad discretion to determine the amount of distributions by the operating partnership. Except in limited circumstances, we generally expect the operating partnership to retain and reinvest proceeds of any asset sales or refinancings, or to use those proceeds to pay down debt or for general partnership purposes, rather than to distribute the proceeds to its partners, including our Company. Thus, limited partners in the operating partnership will not be able to realize upon their investments through distributions of sale and refinancing proceeds. Instead, limited partners will be able to realize upon their investments primarily by redeeming OP units and, if our Company issues stock upon redemption of the units, by subsequently selling the stock.

  Our Company

        Our common stock and Series D Preferred Stock constitute equity interests in our Company. Our Company is entitled to receive its proportionate share of distributions made by the operating partnership with respect to the OP units owned by it. The dividends payable to holders of our stock will generally correspond to the distributions received by our Company from the operating partnership. However, dividends payable by our Company are only paid if, when and as authorized by the Board of Directors and declared by our Company out of assets legally available to pay dividends. Each holder of common stock is entitled to his or her proportionate share of any dividends or distributions paid with respect to the common stock held, subject to the preferences on dividends and distributions of the preferred stock issued and outstanding. Dividends on the common stock and other distributions, including purchases by our Company of common stock, may be made only if full cumulative dividends have been declared and paid on any preferred stock or set aside for payment and there are no arrearages in any mandatory sinking fund on outstanding preferred stock. Holders of Series D Preferred Stock are entitled to dividends of no less than $0.6725 per share for each dividend period, which amount will accumulate from dividend period to dividend period if not paid in full. See "Description of our Series D Preferred Stock" for further information regarding the preferences of the Series D Preferred Stock, and our charter and the applicable Articles Supplementary for information regarding our Series A Preferred Stock and Series B Preferred Stock, each of which is incorporated by reference as an exhibit to the registration statement of which this prospectus is a part. To qualify as a REIT, our Company must distribute to its stockholders at least 90% of its taxable income excluding capital gains, and corporate income tax will apply to any taxable income including capital gains not distributed.

Length of Investment

  Operating Partnership

        The operating partnership has a stated term expiring on December 31, 2092 or earlier upon the happening of certain events, including our election if certain conditions described in the Partnership Agreement are satisfied, any event which causes us to cease to be the general partner of the operating partnership (unless the operating partnership is continued in accordance with applicable law), disposition of all of the operating partnership's assets, or dissolution of the operating partnership by a court of competent jurisdiction. The operating partnership has no specific plans for disposition of its assets. The operating partnership is a vehicle for taking advantage of future investment opportunities that may be available, primarily in the real estate market.

  Our Company

        Our Company has a perpetual term, and we intend to continue our operations for an indefinite time period. Under our charter, the dissolution of our Company must be approved by the affirmative vote of the holders of not less than a majority of the shares of common stock entitled to vote on dissolution. Our Company has an indirect interest in the properties and assets owned by the operating partnership. Our common stockholders are expected to realize liquidity of their investments by trading their common stock on the NYSE. We do not expect any trading market or liquidity to develop for the Series D Preferred Stock, although holders may convert their shares of Series D Preferred Stock into shares of our common stock at any time.

Liquidity

  Operating Partnership

        Neither the Series D Preferred Units nor the common units have been registered as a class under the Securities Act of 1933 or any state securities laws and therefore may not be sold, pledged,

hypothecated or otherwise transferred unless first registered under the Securities Act and any applicable state securities laws, or unless an exemption from registration is available. OP units also may not be sold or otherwise transferred unless the other transfer restrictions discussed below have been satisfied. Our Company and the operating partnership do not intend to register the OP units under the Securities Act or any state securities laws.

        The Partnership Agreement provides that, without the consent of our Company, limited partners may not in any way dispose of their interest in the operating partnership, other than to affiliates who agree to assume the obligations of the transferor under the Partnership Agreement. Limited partners may be able to redeem their OP units for, or convert their OP units into, cash or other securities of the operating partnership or our Company.

  Our Company

        Any Series D Preferred Stock or common stock issued upon redemption of OP units will be registered under the Securities Act and be freely transferable, as long as the stockholder complies with the ownership limits in our charter. Our common stock is currently listed on the NYSE under the ticker symbol "MAC." The future breadth and strength of this secondary market for our common stock will depend, among other things, upon the amount of common stock outstanding, our Company's financial results and prospects, the general interest in our Company's real estate investments and real estate investments in general, and our Company's dividend yield compared to that of other debt and equity securities.

Potential Dilution of Rights

  Operating Partnership

        Subject to the rights of the preferred OP units, our Company, as general partner of the operating partnership, is authorized, in its sole discretion and without limited partner approval, to cause the operating partnership to issue additional limited partnership interests and other ownership interests for any partnership purpose at any time to the limited partners or other persons on terms established by our Company. Our Company can also cause the operating partnership to issue additional OP units to our Company, subject to certain terms and conditions. The interests of the limited partners in any cash available for distribution may be diluted if our Company causes the operating partnership to issue additional OP units or other ownership interests.

  Our Company

        The Board of Directors of our Company may, in its discretion, authorize the issuance of additional common stock and, subject to the rights of preferred stockholders, other equity securities of our Company, including one or more classes or series of common or preferred stock, with the voting rights, dividend rates, preferences, subordinations, conversion or redemption prices or rights, maturity dates, distribution, exchange or liquidation rights or other rights that the Board of Directors may specify at the time. The issuance of additional equity securities, redemption or conversion of outstanding OP units or preferred stock, and the exercise of employee stock options may result in the dilution of the interests of the stockholders. As permitted by applicable Maryland law, our charter contains a provision permitting the Board of Directors, without any action by the stockholders of our Company, to authorize the issuance of additional stock. Under our charter, although our stockholders do not have any preemptive rights to subscribe to any securities of our Company, the Board of Directors is authorized to create such rights. Our stockholder rights plan also grants preemptive rights to stockholders in certain circumstances. See "Description of our Capital Stock—Stockholder Rights Plan, Selected Provisions of Maryland Law and of our Charter and Bylaws—Stockholder Rights Plan."

Management Control

  Operating Partnership

        The Partnership Agreement provides that a decision to merge the operating partnership, sell all or substantially all of its assets or liquidate must be approved by the holders of 75% of the outstanding OP units. Depending on the percentage of the outstanding OP units owned by us at the time, the concurrence of at least some of the other holders of OP units may be required to approve any merger, sale of all or substantially all of the assets, or liquidation of the operating partnership. As of the date of this prospectus, we own 82% of the outstanding OP units. Other than the foregoing, all management powers over the business and affairs of the operating partnership are vested in our Company as the general partner of the operating partnership, and no limited partner of the operating partnership has any right to participate in or exercise control or management power over the business and affairs of the operating partnership. Our Company may not be removed as general partner by the limited partners with or without cause.

  Our Company

        The Board of Directors has exclusive control over the management of our Company's business and affairs, limited only by express restrictions in our charter and bylaws, the Partnership Agreement and applicable law. The Board of Directors is classified into three classes of directors. At each annual meeting of the stockholders of our Company, the successors of the class of directors whose terms expire at that meeting are elected. The policies adopted by the Board of Directors may be altered or eliminated without a vote of the stockholders. Stockholders have limited rights to make proposals that will be considered and voted on at stockholder meetings, including the right to nominate directors for election. Stockholder proposals must be approved by the requisite number of stockholder votes before they become binding on our Company. Accordingly, except for their vote in the elections of directors and limited rights to make proposals for consideration at stockholder meetings, stockholders have no control over the ordinary business policies of our Company.

        Because a portion of the Board of Directors is elected each year by the stockholders at our Company's annual meeting and the stockholders have limited rights to make proposals for consideration at stockholder meetings, the stockholders have greater control over the management of our Company than the limited partners have over the operating partnership.

Duties of General Partner and Directors

  Operating Partnership

        Under Delaware law, our Company, as the general partner of the operating partnership, is accountable to the operating partnership as a fiduciary and, consequently, is required to exercise good faith and integrity in all of its dealings with respect to partnership affairs. However, under the Partnership Agreement, our Company is expressly under no obligation to consider the separate interests of the limited partners in deciding whether to cause the operating partnership to take or decline to take any actions, and our Company is not liable for monetary damages for losses sustained, liabilities incurred or benefits not derived by limited partners as a result of our Company's decisions, provided that the general partner has acted in good faith and in accordance with the Partnership Agreement.

  Our Company

        Under Maryland law, the directors of our Company are required to perform their duties in good faith, in a manner that they reasonably believe to be in the best interests of the corporation and with the care of an ordinarily prudent person in a like position under similar circumstances. The Maryland General Corporation Law presumes that a director's standard of care has been satisfied.

Management Liability and Indemnification

  Operating Partnership

        As a matter of Delaware law, the general partner has liability for the payment of the obligations and debts of the operating partnership unless this liability is limited by the terms of the obligations or debt. Under the Partnership Agreement, the operating partnership has agreed to indemnify our Company and any director or officer of our Company from and against all losses, claims, damages, liabilities, costs and expenses (including attorneys' fees and costs), judgments, fines, settlements, and other amounts arising from any and all claims, demands, actions, suits or proceedings, civil, criminal, administrative or investigative, that relate to the operation of the operating partnership as set forth in the Partnership Agreement in which our Company or any director or officer of our Company may be involved, unless the act or omission was material to the action and (a) was in bad faith or (b) was the result of active and deliberate dishonesty; the party seeking indemnification received an improper personal benefit; or in the case of any criminal proceeding, the party seeking indemnification had reasonable cause to believe the act or omission was unlawful. The Partnership Agreement also provides for indemnification of the limited partners on substantially similar terms.

        The operating partnership may advance reasonable expenses incurred by an indemnified party before the final disposition of the proceeding, upon receipt by the operating partnership of an affirmation by the indemnified person of the indemnified person's good faith belief that it is entitled to indemnification and an undertaking by the indemnified person to repay the amount if it is ultimately adjudged not to have been entitled to indemnification.

  Our Company

        Our charter includes provisions that limit the liability of directors and officers to us and to our stockholders for money damages to the fullest extent permitted under Maryland law. Our charter also requires us to indemnify our present and former directors and officers to the maximum extent permitted under Maryland law. These provisions apply to officers and directors acting in their capacity as officers and directors of our Company or of any other entity at the request of the Corporation. Our charter provides that these indemnification rights are non-exclusive of any other rights to which those seeking indemnification may be entitled. Our charter also requires us to make payments to our officers and directors for expenses they incur in advance of final determination of any claim or dispute for which they are seeking indemnification, in accordance with the procedures and to the full extent permitted by Maryland law. In addition, we have entered into indemnification agreements with some of our officers and directors.

        The Maryland General Corporation Law permits a Maryland corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities, unless it is established that the act or omission of the director or officer was material to the matter giving rise to the proceeding and (a) was committed in bad faith or (b) was the result of active and deliberate dishonesty; the director or officer actually received an improper personal benefit in money, property or services; or in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

        However, under the Maryland General Corporation Law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses. In addition, the Maryland General Corporation Law permits a corporation to advance reasonable expenses to a director or officer upon the corporation's receipt of a written affirmation by the director or officer of his good faith belief that he has met the standard of conduct necessary for indemnification by the corporation, and a written undertaking by him or on his behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

Liability of Investors

  Operating Partnership

        Under the Partnership Agreement and applicable state law, the liability of the limited partners for the operating partnership's debts and obligations generally is limited to the amount of their investments in the operating partnership, together with their interest in the operating partnership's undistributed income, if any. Also, if any limited partner has guaranteed the operating partnership's indebtedness, as provided by the Partnership Agreement, the limited partner would be liable to the extent provided in its guaranty.

  Our Company

        Under the Maryland General Corporation Law, our stockholders are not liable for our Company's debts and obligations. Their risk of loss is limited to the amount of their investments in our Company, together with their interest in our Company's undistributed income, if any. The common stock and Series D Preferred Stock, upon issuance in accordance with this prospectus, will be fully paid and nonassessable. Thus, the limited partners in the operating partnership and our stockholders have substantially the same limited personal liability.

Voting Rights

  Operating Partnership

        Under the Partnership Agreement, the limited partners have limited voting rights. The limited partners do not have the right to vote on any proposed merger or sale, exchange, transfer or disposal of assets except when all or substantially all of the assets of the operating partnership are being transferred, and then only to the extent that our Company does not own at least 75% of the OP units. In addition, the limited partners do not have the right to propose amendments to the Partnership Agreement, and certain types of amendments can be approved without the vote of the limited partners. However, certain amendments that would change the limited liability of a limited partner or change specified provisions in the Partnership Agreement with respect to distributions and allocations or the right to redeem units must be approved by each limited partner adversely affected by the amendment. In addition, the Series D Preferred Units have special voting rights that require their consent for actions that would adversely affect their preferences. See "Description of OP Units—Series D Preferred Units—Voting Rights" for more information regarding the voting rights of the Series D Preferred Units.

  Our Company

        The business and affairs of our Company are managed under the direction of the Board of Directors, which currently consists of eight members in three classes, each class having three-year staggered terms of office. One class is elected by the stockholders at each annual meeting of the holders of our common stock. Each share of common stock has one vote. Maryland law requires that certain major corporate transactions, including most amendments to our charter, may be consummated only with the approval of stockholders. Our bylaws and Maryland law permit any action that may be taken at a meeting of stockholders to be taken without a meeting if a written consent to the action is signed by holders of all outstanding shares of capital stock having a right to vote on the action.

        In addition to common stock and the Series D Preferred Stock, our Company has authorized and outstanding shares of Series A Preferred Stock and Series B Preferred Stock, and has authorized shares of Series C Preferred Stock, none of which are outstanding. The holders of any Series C Preferred Stock which we may issue in the future will be entitled to 100 votes per share on all matters submitted to a vote of the stockholders. The holders of other series of preferred stock generally have no right to vote, except that if and whenever four consecutive quarterly dividends payable on the Series A Preferred Stock or the Series B Preferred Stock are in arrears, whether or not the dividend was earned or declared, or if the dividend amount paid on our common stock is less than the threshold set in our charter for four consecutive quarters, then the number of directors will be increased by the greater of one director or 10%, and the holders of the Series A Preferred Stock and the Series B Preferred Stock will have the right, voting together as a class, to elect the additional director or directors.

        So long as any series of preferred stock (other than the Series C Preferred Stock) is outstanding, the affirmative vote of, for the Series A Preferred Stock and the Series B Preferred Stock, at least two-thirds of that series outstanding and, for the Series D Preferred Stock, a majority of that series outstanding, each voting as a separate class, will be necessary to materially and adversely affect or subordinate the rights and preferences of that series of preferred stock. See "Description of our Series D Preferred Stock—Voting" for more information regarding voting rights of the Series D Preferred Stock.

Amendment of the Partnership Agreement or our Charter

  Operating Partnership

        Our Company generally has the power, without the consent of any limited partners, to amend the Partnership Agreement as may be required to reflect any changes that our Company deems necessary or appropriate in its sole discretion, provided that the amendment does not adversely affect or eliminate any right granted to a limited partner that is protected by special voting provisions. See "—Voting Rights."

  Our Company

        Under the Maryland General Corporation Law and our charter, most amendments to our charter will require the affirmative vote of the holders of at least two-thirds of the capital stock entitled to vote on the amendment. However, subject to the rights of any class or series of preferred stock, the Board of Directors may supplement the charter of our Corporation to designate new classes or series of common or preferred stock without stockholder approval.

Issuance of Additional Equity

  Operating Partnership

        The operating partnership is generally authorized to issue OP units and other partnership interests, including partnership interests of different series or classes, as determined by our Company as the general partner in its sole discretion. The operating partnership may issue OP units and other partnership interests to our Company, as long as these interests are issued to all of the partners in proportion to their respective interests in the operating partnership. The operating partnership may also issue OP units to our Company in connection with a new issuance of securities of our Company, provided that the proceeds of the new issuance of securities of our Company are contributed to the operating partnership and the OP units issued to our Company have terms substantially identical to the new securities being issued by our Company. The terms of the Series D Preferred Units limit our ability to issue other series of OP units ranking prior to them.

  Our Company

        Subject to the rights and restrictions of any class or series of preferred stock, including our Series A Preferred Stock, our Series B Preferred Stock and any Series D Preferred Stock we may issue in accordance with this prospectus, the Board of Directors may authorize the issuance, in its discretion, of additional common stock and other equity securities of our Company, including one or more classes of common or preferred stock, with such preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption as the Board of Directors may establish.

        The operating partnership and our Company both have substantial flexibility to raise equity through the sale of additional OP units, shares of capital stock or other securities to finance the business and affairs of the operating partnership.

Borrowing Policies

  Operating Partnership

        The operating partnership has no restrictions on borrowings, and our Company as general partner has full power and authority to borrow money on behalf of the operating partnership.

  Our Company

        Our Company is not restricted under its charter from borrowing. However, under the Partnership Agreement, our Company, as general partner, may not borrow money, except for the purpose of advancing funds to the operating partnership for any proper purpose of the operating partnership and except for certain loans from the operating partnership to our Company.

Permitted Investments

  Operating Partnership

        The operating partnership's purpose is to conduct any business that may be lawfully conducted by a Delaware limited partnership, provided that this business is to be conducted in a manner that permits our Company to be qualified as a REIT, unless our Company ceases to qualify as a REIT for any reason. The operating partnership is authorized to perform any and all acts for the furtherance of the purposes and business of the operating partnership, including making investments or entering into joint ventures or partnerships.

  Our Company

        Under its charter, our Company may engage in any lawful activity permitted by the Maryland General Corporation Law. Under the Partnership Agreement, our Company, as general partner, must conduct all of its business activities through the operating partnership. However, our Company, as the general partner, is also permitted to hold, directly or indirectly, up to a 1% interest in certain existing entities and may acquire an interest in other additional properties, but only if the operating partnership is acquiring at least 99 times our proposed participation in the property.

FEDERAL INCOME TAX CONSIDERATIONS

        This section summarizes the current material federal income tax consequences to us and to our stockholders generally resulting from the treatment of our Company as a REIT. Because this section is a general summary, it does not address all of the potential federal income tax issues which may be relevant to you in light of your particular circumstances. Further, this section does not address any state, local, or foreign tax considerations. The discussion in this section is based on and is qualified in its entirety by the current Internal Revenue Code, its legislative history, administrative pronouncements, judicial decisions and United States Treasury Department ("Treasury") regulations, all as in effect on the date hereof. Subsequent changes to any of the above may affect the tax consequences described in this section, possibly on a retroactive basis.

        THIS SECTION IS NOT A SUBSTITUTE FOR CAREFUL TAX PLANNING. YOU SHOULD CONSULT YOUR OWN TAX ADVISOR REGARDING THE SPECIFIC FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES TO YOU REGARDING THE PURCHASE, OWNERSHIP AND SALE OF THE SECURITIES BEING OFFERED BY THIS PROSPECTUS. YOU SHOULD ALSO CONSULT WITH YOUR TAX ADVISOR REGARDING THE IMPACT OF POTENTIAL CHANGES IN THE APPLICABLE TAX LAWS.

        We have elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code, commencing with our taxable year ending December 31, 1994. We believe that we are organized and have operated in a manner which qualifies for taxation as a REIT under the Internal Revenue Code. We further believe that our proposed future method of operation will enable us to continue to qualify as a REIT. However, no assurances can be given that our beliefs or expectations will be fulfilled, since qualification as a REIT depends on our continuing to satisfy numerous asset, income and distribution tests described below, and which depend, in part, on our operating results.

        The sections of the Internal Revenue Code relating to qualification and operation as a REIT, and the federal income tax treatment of a REIT and its stockholders, are highly technical and complex. The following discussion sets forth only the material aspects of those sections. This summary is qualified in its entirety by the applicable Internal Revenue Code provisions and the related rules and regulations.

Taxation of our Company

        We generally are not subject to federal income tax on the portion of our taxable income or capital gain that is distributed to stockholders annually as long as we qualify as a REIT. This treatment substantially eliminates the "double taxation" (at the corporate and stockholder levels) that typically results from investment in a corporation.

        Notwithstanding our qualification as a REIT, we are subject to federal income tax as follows:

  •
  we are taxed at normal corporate rates on any undistributed net income (including undistributed net capital gains);

  •
  if we fail to satisfy either the 75% or the 95% gross income tests (discussed below), but nonetheless maintain our qualification as a REIT because other requirements are met, we will be subject to a 100% tax on the greater of (1) the amount by which we fail the 75% test and (2) the excess of 90% of our gross income over the amount of gross income attributable to sources that qualify under the 95% test, in either case, multiplied by a fraction intended to reflect our profitability;

  •
  we are subject to a tax of 100% on net income from any "prohibited transaction;"

  •
  we are subject to tax, at the highest corporate rate, on net income from (a) the sale or other disposition of "foreclosure property" which is held primarily for sale to customers in the ordinary course of business or (b) other non-qualifying income from foreclosure property;

  •
  if we fail to distribute during each calendar year at least the sum of (1) 85% of our REIT ordinary income for the year, (2) 95% of our REIT capital gain income for the year and (3) any undistributed taxable income from prior years, we will be subject to a 4% excise tax on the excess of the required distribution over the amounts actually distributed;

  •
  if we acquire any asset from a "C corporation" (that is, a corporation generally subject to the full corporate level tax) in a transaction in which the basis of the asset in our hands is determined by reference to the basis of the asset in the hands of the C corporation, and we recognize gain on the disposition of the asset during a ten-year period beginning on the date that we acquired the asset, then the asset's "built-in" gain generally will be subject to tax at the highest regular corporate rate; and

  •
  we are subject to the corporate alternative minimum tax, as well as additional taxes if we find ourselves in situations not presently contemplated.

        Two of our management companies, Macerich Management Company and Westcor Partners, LLC, are taxed on their income at regular corporate rates. We use the calendar year both for federal income tax purposes and for financial reporting purposes.

Requirements for Qualification

        To qualify as a REIT, we must elect to be treated as a REIT, and we must meet various (a) organizational requirements, (b) gross income tests, (c) assets tests and (d) annual distribution requirements.

        Organizational Requirements.    We must be organized as a corporation, trust or association:

  (1)
  that is managed by one or more trustees or directors;

  (2)
  the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest;

  (3)
  that would be taxable as a domestic corporation, but for Sections 856 through 860 of the Internal Revenue Code;

  (4)
  that is neither a financial institution nor an insurance company subject to specified provisions of the Internal Revenue Code;

  (5)
  the beneficial ownership of which is held by 100 or more persons;

  (6)
  during the last half of each taxable year not more than 50% in value of the outstanding stock of which is owned, directly or indirectly, by five or fewer individuals (as defined in the Internal Revenue Code to include some entities that would not ordinarily be considered "individuals"); and

  (7)
  that meets other tests, described below, regarding the nature of its income and assets.

        The Internal Revenue Code provides that conditions (1) through (4) must be met during our entire taxable year, and that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. Our charter provides for restrictions regarding transfer of our capital stock, in order to assist us in continuing to satisfy the share ownership requirements described in (5) and (6) above. These transfer restrictions are described in "Description of Our Capital Stock—Restrictions on Transfer and Ownership."

        We are treated as having satisfied condition (6) above if we comply with the regulatory requirements to request information from our stockholders regarding their actual ownership of our stock, and do not know, or in exercising reasonable diligence would not have known, that we failed to satisfy this condition. If we fail to comply with these regulatory requirements for any taxable year we will be subject to a penalty of $25,000, or $50,000 if such failure was intentional. However, if our failure to comply was due to reasonable cause and not willful neglect, no penalties will be imposed.

        Gross Income Tests.    We must satisfy the following two separate gross income tests each year:

  •
  75% Gross Income Test. At least 75% of our gross income (excluding gross income from prohibited transactions) must consist of income derived directly or indirectly from investments relating to real property, mortgages on real property (including rents from real property and, in some circumstances, interest), or some types of temporary investment income.

  •
  95% Gross Income Test. At least 95% of our gross income (excluding gross income from prohibited transactions) must consist of items that satisfy the 75% gross income test and dividends, interest and gain from the sale or disposition of stock or securities (or from any combination of these types of income).

        In the case of a REIT which is a partner in a partnership, Treasury regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership and will be deemed to be entitled to the income of the partnership attributable to such share. In addition, the character of the assets and gross income of the partnership will retain the same character in the hands of the REIT for federal income tax purposes. Thus, our proportionate share of the assets, liabilities and items of income of the operating partnership and the Property Partnerships will be treated as our assets, liabilities and items of income for purposes of applying the REIT requirements described in this prospectus.

        Rents from Real Property.    Rents received by us qualify as "rents from real property" in satisfying the gross income tests described above if the following conditions are met. First, the amount of rent must not be based, in whole or in part, on the income or profits of any person. An amount received or accrued generally is not excluded from the term "rents from real property" solely because the amount is based on a fixed percentage or percentages of receipts or sales. Second, we, or an owner of 10% or more of our equity securities, must not directly or constructively own 10% or more of a tenant. Third, if more than 15% of the total rent we receive under the lease is attributable to personal property leased in connection with a lease of real property, then the portion of rent attributable to that personal property does not qualify as "rents from real property." Finally, we generally must not operate or manage the property, or furnish or render services to the tenants of the property, other than through an independent contractor from whom we do not derive revenue. However, we may directly perform services that are "usually or customarily rendered" in connection with the rental of space for occupancy only or are not otherwise considered "rendered to the occupant" for its convenience. A de minimis amount of up to 1% of the gross income may be received by us from each property from the provision of non-customary services without disqualifying all other amounts received from that property as "rents from real property." However, the de minimis amount itself will not qualify as "rents from real property" for purposes of the 75% and 95% gross income tests. In addition, we may furnish certain services (including "non-customary" services) through a taxable REIT subsidiary, which includes a corporation other than a REIT in which we hold stock and that has made a joint election with us to be treated as a taxable REIT subsidiary. A taxable REIT subsidiary is subject to federal income tax at regular corporate rates.

        Macerich Property Management Company, LLC and Macerich Westcor Management, LLC, which do not satisfy the independent contractor standard, as managers for the operating partnership and certain Property Partnerships, have provided and will continue to provide services with respect to the Centers (other than the Joint Venture Centers) and any newly-acquired, wholly-owned property of the operating partnership or certain Property Partnerships. We believe that all of the services so provided were and will be of the type usually or customarily rendered in connection with the rental of space for occupancy only. Therefore, the provision of those services will not cause the rents received with respect to the Centers or newly-acquired centers to fail to qualify as rents from real property for purposes of the 75% and 95% gross income tests. In addition, we have elected taxable REIT subsidiary status with respect to Macerich Management Company and Westcor Partners, LLC. If the operating partnership or a Property Partnership contemplates providing services in the future that reasonably might be expected to fail the "usual or customary" standard, it will arrange to have those services provided by an independent contractor from which neither the operating partnership nor the Property Partnership receives any income, or provided (either directly or indirectly through a subsidiary entity) by a management company that has elected taxable REIT subsidiary status.

        Prohibited Transactions.    Net income from prohibited transactions is subject to a 100% tax. The term "prohibited transaction" generally includes a sale or other disposition of property (other than foreclosure property) that is held primarily for sale to customers in the ordinary course of a trade or business. We believe that none of the assets owned by the operating partnership, the Property Partnerships, or us are held for sale to customers. Further, the sale of any Center and associated property will not be in the ordinary course of business of the operating partnership, the relevant Property Partnership or us. We will attempt to comply with the terms of the safe-harbor provisions in the Internal Revenue Code prescribing when asset sales will not be characterized as prohibited transactions. However, whether property is held "primarily for sale to customers in the ordinary course of a trade or business" depends on the facts and circumstances, including those related to a particular property. As such, complete assurance cannot be given that we can comply with the safe-harbor provisions of the Internal Revenue Code or avoid owning property that may be characterized as property held "primarily for sale to customers in the ordinary course of business."

        Our investment in the Centers through the operating partnership and Property Partnerships should give rise to qualifying income in the form of rents and gains on the sales of Centers. Substantially all income derived by us from Macerich Management Company will be in the form of dividends on the stock owned by the operating partnership. While these dividends only satisfy the 95% (and not the 75%) gross income test, we anticipate that non-qualifying income on our investments (including dividend income) will not result in our failing any of the gross income tests.

        Relief Provisions for Failing the 75% or the 95% Gross Income Tests.    If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for that year if we are entitled to relief under provisions of the Internal Revenue Code. Relief provisions are generally available if (1) our failure to meet the tests is due to reasonable cause and not willful neglect, (2) we attach a schedule of the sources of our income to our tax return, and (3) any incorrect information on the schedule was not due to fraud with intent to evade tax. However, it is not possible to state whether in all circumstances we would be entitled to the benefit of these relief provisions. As discussed above in "—Taxation of our Company," even if the relief provisions apply, a tax will be imposed with respect to some or all of our excess nonqualifying gross income, reduced by approximated expenses.

        Asset Tests.    We must satisfy the following four tests relating to the nature of our assets at the close of each quarter of our taxable year:

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  at least 75% of the value of our total assets must be represented by real estate assets (including (1) our allocable share of real estate assets held by partnerships in which we own an interest and (2) stock or debt instruments held for not more than one year purchased with the proceeds of a stock offering or long-term (at least five years) debt offering of our Company), cash, cash items and government securities;

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  not more than 25% of our total assets may be represented by securities other than those in the 75% asset class;

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  of the investments included in the 25% asset class, the value of any one issuer's securities owned by us may not exceed 5% of the value of our total assets (unless the issuer is a taxable REIT subsidiary), and we may not own more than 10% of the vote or value of any one issuer's outstanding securities (unless the issuer is a taxable REIT subsidiary or we can avail ourselves of the rules relating to "straight debt"); and

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  not more than 20% of the value of our total assets may be represented by securities of one or more taxable REIT subsidiaries.

Our investment in the Centers through our interest in the operating partnership and Property Partnerships will constitute qualified assets for purposes of the 75% asset test.

        The operating partnership owns 100% of the non-voting preferred stock of Macerich Management Company, which has elected taxable REIT subsidiary status. In addition, we and the operating partnership own indirectly 100% of the interests in Westcor Partners, LLC, which also has elected taxable REIT subsidiary status. Because we have a partnership interest in the operating partnership, we are deemed to own our pro rata share of the assets of the operating partnership, including the securities of Macerich Management Company and the interests in Westcor Partners, LLC. Macerich Property Management Company, LLC and Macerich Westcor Management, LLC are both single member limited liability companies that are disregarded for federal income tax purposes.

        Because the management companies are either taxable REIT subsidiaries or are disregarded entities for federal income tax purposes, the operating partnership does not violate the limitation on holding more than 10% of the voting securities of any one issuer. In addition, not more than 20% of our total assets consists of securities issued by the management companies that have elected taxable REIT subsidiary status. However, the Internal Revenue Code contains two provisions that ensure that taxable REIT subsidiaries are subject to an appropriate level of federal income taxation. First, they are limited in their ability to deduct certain interest payments made to an affiliated REIT. Second, if a taxable REIT subsidiary pays an amount to a REIT that exceeds the amount that would be paid to an unrelated party in an arm's length transaction, the REIT generally will be subject to an excise tax equal to 100% of the excess.

        Annual Distribution Requirements.    We are required to distribute dividends (other than capital gain dividends) to our stockholders in an amount at least equal to (A) the sum of (1) 90% of our REIT taxable income (computed without regard to the dividends paid deduction and our net capital gain) and (2) 90% of the net income (after tax), if any, from foreclosure property, minus (B) the sum of specified items of noncash income. Dividends must be paid in the taxable year to which they relate, or in the following taxable year if declared before we timely file our tax return for that year and if paid on or before the first regular dividend payment after the declaration. To the extent that we do not distribute all of our net capital gain or distribute at least 90%, but less than 100%, of our REIT taxable income, as adjusted, we will be subject to tax on the undistributed amount at regular ordinary and capital gains corporate tax rates, as applicable. We may designate all or a portion of our undistributed net capital gains as being includable in the income of our stockholders as gain from the sale or exchange of a capital asset. If so, the stockholders receive an increase in the basis of their stock in the amount of the income recognized. Stockholders are also to be treated as having paid their proportionate share of the capital gains tax imposed on us on the undistributed amounts and receive a corresponding decrease in the basis of their stock. Furthermore, if we should fail to distribute during each calendar year at least the sum of (1) 85% of our REIT ordinary income for that year, (2) 95% of our REIT capital gain net income for that year and (3) any undistributed taxable income from prior periods, we would be subject to a 4% excise tax on the excess of the required distribution over the amounts actually distributed. We have made and intend to make timely distributions sufficient to satisfy all annual distribution requirements.

        From time to time, we may experience timing differences between (1) the actual receipt of income and actual payment of deductible expenses and (2) the inclusion of that income and deduction of those expenses in arriving at our taxable income. Further, from time to time, we may be allocated a share of net capital gain attributable to the sale of depreciated property which exceeds our allocable share of cash attributable to that sale. Additionally, we may incur cash expenditures that are not currently deductible for tax purposes. As such, we may have less cash available for distribution than is necessary to meet our annual 90% distribution requirement or to avoid tax with respect to capital gain or the excise tax imposed on specified undistributed income. To meet the 90% distribution requirement necessary to qualify as a REIT or to avoid tax with respect to capital gain or the excise tax imposed on specified undistributed income, we may find it appropriate to arrange for short-term (or possibly long-term) borrowings or to pay distributions in the form of taxable stock dividends. We are required to arrange through the operating partnership any borrowings for the purpose of making distributions to stockholders.

        Under circumstances relating to any IRS audit adjustments that increase income, we may be able to rectify a failure to meet the distribution requirement for a year by paying "deficiency dividends" to stockholders in a later year, which may be included in our deduction for dividends paid for the earlier year. Thus, we may be able to avoid being taxed on amounts distributed as deficiency dividends. However, we will be required to pay interest based upon the amount of any deduction taken for deficiency dividends.

        To elect taxation as a REIT under applicable Treasury regulations, we must maintain records and request information from our stockholders designed to disclose the actual ownership of our stock. We have complied and intend to continue to comply with these requirements.

        Affiliated REITs.    The operating partnership owns 100% of the outstanding common stock of Macerich PPR Corp., which in turn owns a 51% interest in Pacific Premier Retail Trust. These affiliated REITs must also meet the REIT tests discussed above. The failure of either of these affiliated REITs to qualify as a REIT could cause us to fail to qualify as a REIT, because we would then own (through the operating partnership) more than 10% of the securities of an issuer that was neither a REIT, a qualified REIT subsidiary nor a taxable REIT subsidiary. We believe that the affiliated REITs have been organized and operated in a manner that will permit them to qualify as REITs.

Failure to Qualify as a REIT

        If we fail to qualify for taxation as a REIT in any taxable year and the relief provisions do not apply, we will be subject to tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates. Distributions to stockholders in any year in which we fail to qualify will not be deductible by us, nor will we be required to make those distributions. If we fail to so qualify and the relief provisions do not apply, to the extent of current and accumulated earnings and profits, all distributions to stockholders will be taxable as ordinary income, and, subject to specified limitations of the Internal Revenue Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, we will also be disqualified from taxation as a REIT for the four taxable years following the year during which we ceased to qualify as a REIT. It is not possible to state whether in all circumstances we would be entitled to statutory relief.

Taxation of Stockholders

  Taxation of Taxable Domestic Stockholders

        As long as we qualify as a REIT, distributions made to our taxable U.S. stockholders will be taxed as follows:

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  Distributions out of current or accumulated earnings and profits (and not designated as capital gain dividends) constitute ordinary income to the U.S. stockholders and are not be eligible for the dividends received deduction for corporations.

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  Distributions in excess of current and accumulated earnings and profits are not taxable to a stockholder to the extent that they do not exceed the adjusted basis of the stockholder's shares, but rather reduce the adjusted basis of those shares. To the extent that distributions in excess of current and accumulated earnings and profits exceed the adjusted basis of a stockholder's shares, they are to be included in income as long-term capital gain (or short-term capital gain if the shares have been held for one year or less) assuming the shares are a capital asset in the hands of the stockholder.

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  Distributions designated as capital gain dividends constitute long-term capital gains (to the extent they do not exceed our actual net capital gain for the taxable year) without regard to the period for which the stockholder has held its stock. Corporate stockholders may be required to treat up to 20% of some capital gain dividends as ordinary income.

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  Distributions declared by us in October, November or December of any year payable to a stockholder of record on a specified date in October, November or December will be treated as both paid by us and received by the stockholder on December 31 of that year, provided that the distribution is actually paid by us during January of the following calendar year.

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  Stockholders may not include in their individual income tax returns any of our net operating losses or capital losses.

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  In general, any loss upon a sale or exchange of shares by a stockholder who has held its shares for six months or less (after applying holding period rules), is treated as a long-term capital loss to the extent of distributions from us required to be treated by that stockholder as long-term capital gain.

  New Legislation

        On May 28, 2003, the President signed into law the Jobs and Growth Tax Relief Reconciliation Act of 2003. This new tax law will reduce the maximum individual tax rate for long-term capital gains generally from 20% to 15% (for sales occurring after May 5, 2003 through December 31, 2008) and for dividends generally from 38.6% to 15% (for tax years from 2003 through 2008). Without future congressional action, the maximum tax rate on long-term capital gains will return to 20% in 2009, and the maximum rate on dividends will move to 35% in 2009 and 39.6% in 2011. Because we are not generally subject to federal income tax on the portion of our REIT taxable income or capital gains distributed to our stockholders, our dividends will generally not be eligible for the new 15% tax rate on dividends. As a result, our ordinary REIT dividends will continue to be taxed at the higher tax rates applicable to ordinary income. However, the 15% tax rate for long-term capital gains and dividends will generally apply to:

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  your long-term capital gains, if any, recognized on the disposition of our shares;

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  our distributions designated as long-term capital gain dividends (except to the extent attributable to "unrecaptured Section 1250 gain," in which case such distributions would continue to be subject to a 25% tax rate);

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  our dividends attributable to dividends received by us from non-REIT corporations, such as taxable REIT subsidiaries; and

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  our dividends to the extent attributable to income upon which we have paid corporate income tax (e.g., to the extent that we distribute less than 100% of our taxable income).

  Backup Withholding

        We will report to our U.S. stockholders and the IRS the amount of distributions paid during each calendar year and the amount of tax withheld, if any. Under the backup withholding rules, a stockholder may be subject to backup withholding with respect to distributions paid, unless the holder (a) is a corporation or comes within other exempt categories and, when required, demonstrates this fact; or (b) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A stockholder that does not provide us with his or her correct taxpayer identification number may also be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the stockholder's income tax liability. In addition, we may be required to withhold a portion of capital gain distributions to any stockholders who fail to certify their non-foreign status to us. See "—Taxation of Foreign Stockholders."

  Treatment of Tax-Exempt Stockholders

        Distributions from us to a tax-exempt employee pension trust, or other domestic tax-exempt stockholder, generally will not constitute unrelated business taxable income ("UBTI"), unless the stockholder has borrowed to acquire or carry our common stock. However, qualified trusts that hold more than 10% (by value) of some REITs may be required to treat a specified percentage of those REITs' distributions as UBTI. This requirement will apply only if (1) the REIT would not qualify for federal income tax purposes but for the application of a "look-through" exception to the "five or fewer" requirement applicable to shares held by qualified trusts and (2) the REIT is "predominantly held" by qualified trusts. A REIT is predominantly held if either (1) a single qualified trust holds more than 25% by value of the REIT interests; or (2) one or more qualified trusts, each owning more than 10% by value of the REIT interests, hold in the aggregate more than 50% of the REIT interests. The percentage of any REIT dividend treated as UBTI is equal to the ratio of (a) the UBTI earned by the REIT (treating the REIT as if it were a qualified trust and therefore subject to tax on UBTI) to (b) the total gross income (less specified associated expenses) of the REIT. A de minimis exception applies where the ratio set forth in the preceding sentence is less than 5% for any year. For those purposes, a qualified trust is any trust described in Section 401(a) of the Internal Revenue Code and exempt from tax under Section 501(a) of the Internal Revenue Code. The provisions requiring qualified trusts to treat a portion of REIT distributions as UBTI will not apply if the REIT is able to satisfy the "five or fewer" requirement without relying upon the "look-through" exception. The restrictions on ownership of our common stock in our charter will prevent application of the provisions treating a portion of REIT distributions as UBTI to tax-exempt entities purchasing our common stock, absent approval by the Board of Directors.

  Taxation of Foreign Stockholders

        This section provides a brief summary of the complex rules governing United States federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships and other foreign stockholders (collectively, "Non-U.S. Stockholders"). Prospective Non-U.S. Stockholders should consult with their own tax advisors to determine the impact of federal, state and local income tax laws with regard to an investment in shares, including any reporting requirements.

        Distributions that are not attributable to gain from sales or exchanges by us of United States real property interests and not designated by us as capital gains dividends will be treated as dividends of ordinary income to the extent that they are made out of our current or accumulated earnings and profits. These distributions will ordinarily be subject to a withholding tax of 30% of the gross amount of the distribution, unless an applicable tax treaty reduces or eliminates that tax. However, if income from the investment in the shares is treated as effectively connected with the Non-U.S. Stockholder's conduct of a United States trade or business, the Non-U.S. Stockholder generally will be subject to a tax at graduated rates, in the same manner that U.S. stockholders are taxed with respect to distributions of this kind (and may also be subject to the 30% branch profits tax in the case of a stockholder that is a foreign corporation). We expect to withhold United States income tax at the rate of 30% on the gross amount of any distributions of this kind made to a Non-U.S. Stockholder, unless (1) the Non-U.S. Stockholder files an IRS Form W-8BEN with us certifying that a lower treaty rate applies, or (2) the Non-U.S. Stockholder files an IRS Form W-8ECI with us claiming that the distribution is effectively connected income.

        Distributions in excess of our current and accumulated earnings and profits will not be taxable to a stockholder to the extent that these distributions do not exceed the adjusted basis of a stockholder's shares, but rather will reduce the adjusted basis of those shares. To the extent that distributions in excess of current accumulated earnings and profits exceed the adjusted basis of a Non-U.S. Stockholder's shares, these distributions will give rise to tax liability if the Non-U.S. Stockholder would otherwise be subject to tax on any gain from the sale or disposition of his or her shares in the Company, as described below. If it cannot be determined, at the time a distribution is made, whether or not that distribution will be in excess of current and accumulated earnings and profits, the distributions will be subject to withholding at the same rate as dividends. However, amounts thus withheld are refundable by the IRS if it is subsequently determined that the distribution was, in fact, in excess of our current and accumulated earnings and profits and the proper forms are filed with the IRS by the Non-U.S. Stockholder on a timely basis.

        For any year in which we qualify as a REIT, distributions that are attributable to gain from sales or exchanges by us of United States real property interests will be taxed to a Non-U.S. Stockholder under the provisions of the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"). Under FIRPTA, distributions attributable to gain from sales of United States real property interests are taxed to a Non-U.S. Stockholder as if the gain is effectively connected with a United States business. Non-U.S. Stockholders would thus be taxed at the normal capital gain rates applicable to U.S. stockholders (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). Also, distributions subject to FIRPTA may be subject to a 30% branch profits tax in the hands of a foreign corporate stockholder not entitled to treaty exemption. We are required by applicable Treasury regulations to withhold 35% of any distribution that could be designated by us as a capital gains dividend. This amount is creditable against the Non-U.S. Stockholder FIRPTA tax liability.

        Gain recognized by a Non-U.S. Stockholder upon a sale of shares generally will not be taxed under FIRPTA if we are a "domestically controlled REIT" (defined generally as a REIT in which at all times during a specified testing period less than 50% in value of the stock was held directly or indirectly by foreign persons). We currently anticipate that we constitute a domestically controlled REIT, although there can be no assurance that we will retain that status. If we are not a domestically controlled REIT, gain recognized by a Non-U.S. Stockholder will continue to be exempt under FIRPTA if that Non-U.S. Stockholder at no time owned more than five percent of our common stock. However, gain not subject to FIRPTA will be taxable to a Non-U.S. Stockholder if (1) investment in the shares is effectively connected with the Non-U.S. Stockholder's United States trade or business, in which case the Non-U.S. Stockholder generally will be subject to the same treatment as U.S. stockholders with respect to the gain; or (2) the Non-U.S. Stockholder is a nonresident alien individual who was present in the United States for more than 182 days during the taxable year and has a "tax home" in the United States, in which case the nonresident alien individual will be subject to a 30% tax on the individual's capital gains. If the gain on the sale of shares were to be subject to taxation under FIRPTA, the Non-U.S. Stockholder would be subject to the same treatment as U.S stockholders with respect to the gain (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals).

        If the proceeds of a sale of shares are paid by or through a U.S. office of a broker, the payment is subject to information reporting and to backup withholding, unless the disposing Non-U.S. Stockholder certifies as to his or her name, address and non-U.S. status or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding will not apply to a payment of disposition proceeds if the payment is made outside the U.S. through a non-U.S. office of a non-U.S. broker. U.S. information reporting requirements (but not backup withholding) will apply, however, to a payment of disposition proceeds outside the U.S. if: (1) the payment is made through an office outside the U.S. of a broker that is (a) a U.S. person, (b) a foreign person that derives 50% or more of its gross income for specified periods from the conduct of a trade or business in the U.S., or (c) a "controlled foreign corporation" for U.S. federal income tax purposes; and (2) the broker fails to initiate documentary evidence that the stockholder is a Non-U.S. Stockholder and that specified conditions are met or that the Non-U.S. Stockholder otherwise is entitled to a exemption.

Tax Aspects of Our Investments in Partnerships

        We hold direct or indirect interests in the operating partnership and the Property Partnerships (each individually a "Partnership" and, collectively, the "Partnerships"). In general, partnerships are "pass-through" entities which are not subject to federal income tax. Rather, partners are allocated their proportionate shares of the items of income, gain, loss, deduction and credit of a partnership. Further, the partners are potentially subject to tax thereon without regard to whether the partners receive a distribution from the partnership. We will include our proportionate share of the items of income, gain, loss, deduction and credit of the Partnerships for purposes of the various REIT income tests and in the computation of our REIT taxable income. See "—Requirements for Qualification—Gross Income Tests." Any resulting increase in our REIT taxable income will increase our distribution requirements (see "—Requirements for Qualification—Annual Distribution Requirements").

        However, these increases will not be subject to federal income tax in our hands provided that the income is distributed by us to our stockholders. Moreover, for purposes of the REIT asset tests (see "—Requirements for Qualification—Asset Tests"), we will include our proportionate share of assets held by the Partnerships.

  Tax Allocations with Respect to Contributed Properties

        Under Section 704(c) of the Internal Revenue Code, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated in a manner such that the contributing partner is charged with, or benefits from, respectively, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of the unrealized gain or unrealized loss is generally equal to the difference between the fair market value of contributed property at the time of contribution, and the adjusted tax basis of the property at the time of contribution (a "Book-Tax Difference"). These allocations are solely for federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners. The operating partnership was formed principally by way of contributions of appreciated property. Consequently, the Partnership Agreement requires these allocations to be made in a manner consistent with Section 704(c) of the Internal Revenue Code.

        In general, the limited partners of the operating partnership will be allocated lower amounts of depreciation deductions for tax purposes and increased taxable income and gain on sale by the Partnerships of the contributed assets. This will tend to eliminate the Book-Tax Difference over the life of the Partnerships. However, the special allocation rules of Section 704(c) do not always rectify the Book-Tax Difference on an annual basis or with respect to a specific taxable transaction such as a sale. Under the applicable Treasury regulations, special allocations of income and gain and depreciation deductions must be made on a property-by-property basis. Depreciation deductions resulting from the carryover basis of a contributed property are used to eliminate the Book-Tax Difference by allocating these deductions to the non-contributing partners (i.e., the REIT and the other non-contributing partners) up to the amount of their share of book depreciation. Any remaining tax depreciation for the contributed property would be allocated to the partners that contributed the property. The operating partnership intends to elect the traditional method of rectifying the Book-Tax Difference under the applicable Treasury regulations, under which, if depreciation deductions are less than the non-contributing partners' share of book depreciation, then the non-contributing partners lose the benefit of these deductions ("ceiling rule"). When the property is sold, the resulting tax gain is used to the extent possible to eliminate the Book-Tax Difference (reduced by any previous book depreciation). Because of the application of the ceiling rule it is anticipated that tax depreciation will be allocated substantially in accordance with the percentages of OP units held by us and the limited partners of the operating partnership, notwithstanding Section 704(c) of the Internal Revenue Code. Thus, the carryover basis of the contributed assets in the hands of the Partnerships will cause us to be allocated lower depreciation and other deductions, and possibly greater amounts of taxable income in the event of a sale of those contributed assets in excess of the economic or book depreciation allocated to them, and possibly the economic and book income or gain allocated to them as a result of the sale. This may cause us to recognize taxable income in excess of cash proceeds, which might adversely affect our ability to comply with the REIT distribution requirements. See "—Requirements for Qualification—Annual Distribution Requirements."

Other Tax Considerations

  The Management Companies

        A portion of the cash to be used by the operating partnership to fund distributions to partners, including us, may come from the management companies through distributions on the stock or limited liability company interests that will be held by the operating partnership. The management companies will receive income from the operating partnership, the Property Partnerships and unrelated third parties. Because we, the operating partnership and the management companies are related through stock or other ownership, income of the management companies from services performed for us and the operating partnership may be subject to rules under which additional income may be allocated to the management companies. The management companies (other than Macerich Property Management Company, LLC and Macerich Westcor Management, LLC) will pay federal and state income tax at the full applicable corporate rates on their income prior to payment of any distributions. The management companies will attempt to minimize the amount of these taxes, but there can be no assurance whether, or the extent to which, measures taken to minimize taxes will be successful. To the extent that the management companies are required to pay federal, state or local taxes, the cash available for distribution by us to stockholders will be reduced accordingly.

  Possible Legislative or Other Actions Affecting Tax Consequences

        You should recognize that the present federal income tax treatment of an investment in our Company may be modified by legislative, judicial or administrative action at any time and that any such action may affect investments and commitments previously made. The rules dealing with federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the Treasury, resulting in revisions of regulations and revised interpretations of established concepts as well as statutory changes. Revisions in federal tax laws and interpretations thereof could affect the tax consequences of an investment in our Company.

  State and Local Taxes

        Our Company and our stockholders may be subject to state or local taxation in various jurisdictions, including those in which our Company or they transact business or reside. The state and local tax treatment of our Company and our stockholders may not conform to the federal income tax consequences discussed above. Consequently, you should consult your own tax advisors regarding the effect of state and local tax laws on an investment in any securities being offered by this prospectus.

PLAN OF DISTRIBUTION

        This prospectus relates to the possible issuance by our Company of:

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  up to 1,961,345 shares of our Series D Preferred Stock, if, and to the extent that, we elect to issue these shares to holders of up to 1,961,345 Series D Preferred Units, upon the tender of those units for redemption; and

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  up to an aggregate of 1,961,345 shares of our common stock if, and to the extent that, holders of up to 1,961,345 shares of our Series D Preferred Stock tender those shares for conversion, and if, and to the extent that, we elect to issue common stock to holders of up to 1,961,345 common units issued upon conversion of the Series D Preferred Units, upon the tender of those common units for redemption.

        We will not receive any cash proceeds from the issuance of our common stock or Series D Preferred Stock. We will acquire one Series D Preferred Unit from a redeeming holder in exchange for each share of Series D Preferred Stock that we issue and one common unit from a redeeming holder in exchange for each share of common stock that we issue to a common unit holder. Consequently, with each redemption, our interest in the operating partnership will increase.

        We are registering the securities being offered by this prospectus in order to permit the recipient thereof to sell the securities without restriction, in the open market or otherwise. However, the registration of these securities does not necessarily mean that any of the Series D Preferred Units, Series D Preferred Stock or common units will be submitted for redemption or conversion or that any of the shares of common stock or Series D Preferred Stock that may be issued upon redemption or conversion will be offered or sold by the recipient.

        We will apply to list the shares of common stock on the New York Stock Exchange.

        We will bear all costs, expenses and fees in connection with the registration of the common stock and Series D Preferred Stock.

EXPERTS

        The audited financial statements and related financial statement schedules of The Macerich Company incorporated in this prospectus by reference to the Annual Report on Form 10-K of The Macerich Company for the year ended December 31, 2002, except as they relate to SDG Macerich Properties, L.P., have been audited by PricewaterhouseCoopers LLP, independent accountants, whose report thereon appears in the Form 10-K. Such financial statements have been so incorporated in reliance on the report of such independent accountants given on the authority of such firm as experts in auditing and accounting.

        The financial statements of Pacific Premier Retail Trust incorporated in this prospectus by reference to the Annual Report on Form 10-K of The Macerich Company for the year ended December 31, 2002 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

        The balance sheets of SDG Macerich Properties, L.P. as of December 31, 2002 and 2001 and the related statements of operations, cash flows and partners' equity for each of the years in the three-year period ended December 31, 2002, and the related financial statement schedule (Schedule III), have been incorporated by reference herein and in the registration statement by reference to our Annual Report on Form 10-K for the fiscal year ended December 31, 2002, in reliance upon the report of KPMG LLP, independent accountants, and incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2002 financial statements contains an explanatory paragraph that states that SDG Macerich Properties, L.P. changed its method of accounting for overage rents in 2000.

        The consolidated financial statements of Westcor Realty Limited Partnership at December 31, 2001 and 2000, and for each of the three years in the period ended December 31, 2001, appearing in our Current Report on Form 8-K/A Amendment No. 1 filed on October 2, 2002 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

LEGAL MATTERS

        O'Melveny & Myers LLP will pass on legal matters relating to certain tax matters for us. Venable, Baetjer and Howard, LLP will pass on legal matters relating to the validity of the securities being offered hereby. O'Melveny & Myers LLP has in the past represented and is currently representing us and some of our affiliates.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed our registration statement on Form S-3 with the SEC under the Securities Act of 1933 with respect to the securities being offered by this prospectus. The registration statement and the exhibits to the registration statement contain more information than this prospectus does. You may read and copy any document that we file with the SEC, including the registration statement and the exhibits to the registration statement, at the SEC's public reference facility at:

      Securities and Exchange Commission
      Room 1024
      450 Fifth Street, N.W.
      Washington D.C. 20549

Please call the SEC at 1-800-SEC-0330 for further information. Our SEC filings are also available to the public at the SEC's web site at www.sec.gov.

        We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy these reports, proxy statements and other information at the SEC's public reference room listed above, or through the web site listed above. In addition, you may inspect and copy reports, proxy statements and other information about us at the offices of the New York Stock Exchange, Inc. at 20 Broad Street, New York, New York 10005.

        The SEC allows us to "incorporate by reference" in this prospectus the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information filed with the SEC will update and supercede the information included or incorporated by reference in this prospectus. We incorporate by reference in this prospectus the following information:

  •
  our Current Report on Form 8-K/A for event date July 26, 2002 filed on October 2, 2002;

  •
  our Annual Report on Form 10-K for the fiscal year ended December 31, 2002;

  •
  our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2003;

  •
  our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2003;

  •
  our Current Report on Form 8-K filed on July 14, 2003; and

  •
  the descriptions of our common stock and our preferred share purchase rights which are contained in registration statements filed under the Securities Exchange Act of 1934, including any amendment or reports filed for the purpose of updating such descriptions.

        We also incorporate by reference any future filings we may make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering is completed.

        You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

      Corporate Secretary
      The Macerich Company
      401 Wilshire Boulevard, No. 700
      Santa Monica, California 90401
      Telephone: (310) 394-6000

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  Filed Pursuant to Rule 424(b)(3) Registration No. 333-107063
TABLE OF CONTENTS
RISK FACTORS
FORWARD-LOOKING STATEMENTS
ABOUT THIS PROSPECTUS
OUR COMPANY
USE OF PROCEEDS
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS
DESCRIPTION OF OUR CAPITAL STOCK
DESCRIPTION OF OUR COMMON STOCK
DESCRIPTION OF OUR SERIES D PREFERRED STOCK
REDEMPTION OF SERIES D PREFERRED UNITS AND COMMON UNITS; CONVERSION OF SERIES D PREFERRED STOCK
DESCRIPTION OF OP UNITS
COMPARISON OF OWNERSHIP OF OP UNITS AND OUR SHARES
FEDERAL INCOME TAX CONSIDERATIONS
PLAN OF DISTRIBUTION
EXPERTS
LEGAL MATTERS
WHERE YOU CAN FIND MORE INFORMATION